Form 10-K405, Exhibit 13
period 1999-12-31
ATS MEDICAL INC
filed 2000-03-30
CIK 824068

Exhibit 13
[LOGO]
ATS MEDICAL





1999 ANNUAL REPORT






[PHOTO]

ADVANCING THE STANDARD

                              FINANCIAL HIGHLIGHTS



YEAR ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------
                                    1999             1998          1997           1996          1995
----------------------------------------------------------------------------------------------------
Net sales                    $17,461,964      $17,960,483   $14,515,915    $11,859,765    $9,300,540

Operating income
  for the year                 1,766,243        1,555,296       689,150        702,727        21,756

Net income
  for the year                 2,637,911        2,838,943     2,102,667      1,321,602       714,524

Net income
  per share--diluted                0.14             0.16          0.12           0.08          0.05

Total assets                  61,116,685       58,431,376    54,386,031     33,320,300    31,329,128

Long-term debt                         0                0             0              0             0

Total shareholders' equity    58,841,598       55,819,575    53,522,739     31,926,739    29,059,421



                              [BAR CHARTS OMITTED]



                                 FDA Disclaimer

This annual report to shareholders is for communication with shareholders and potential shareholders of ATS Medical, Inc. The ATS Medical, Inc. heart valve is being studied according to a protocol which is part of the INVESTIGATIONAL DEVICE EXEMPTION issued by the U.S. FOOD AND DRUG ADMINISTRATION (FDA) and as such is available for use only at participating clinical centers in the United States. None of the information contained in this annual report is intended for use by physicians or patients in the United States for determining the appropriateness of the ATS Medical, Inc. heart valve in the care of heart valve patients in the United States.

                                                                         [PHOTO]
                                           Mr. Shinmura of Century Medical, Inc.
                                                          meets with Dr. Murata.

                                 INTERNATIONAL
                                     SALES

We have been selling the ATS heart valve since 1992 through independent distributors in most major international markets, including Europe, Japan and Australia. At December 31, 1999 we had contracts with 24 independent distributors covering 32 countries. We estimate that over 35,000 ATS heart valves have been implanted in patients since 1992.

Our international marketing strategy combines the substantial cardiovascular sales experience of our senior officers with a network of experienced independent distributors to sell the ATS heart valve internationally. We believe that our independent distributor network has provided a rapid and cost effective means of increasing market penetration and commercial acceptance of the ATS heart valve in key international markets. The use of an independent distributor does not involve significant expense to us. We have been able to attract experienced mechanical valve sales organizations familiar with local markets and customs to act as independent distributors.

Each of our independent distributors has the exclusive right to sell the ATS heart valve within a defined territory. These distributors also market other medical products, although they have agreed not to sell other mechanical heart valves. Most of our distributor agreements establish quotas for the sales of the ATS heart valve in the distributor's territory. Sales to international distributors are denominated in United States dollars. Sales to distributors in Japan, France and Germany represented over 45% of our total sales for each of the past three years.

Our sales, marketing and customer service personnel provide support to our independent distributors. Our marketing efforts include displaying the ATS heart valve at major international, national and regional medical meetings attended by cardiovascular surgeons and cardiologists. We distribute product brochures and product information bulletins and conduct product training sessions.

                                                                   PAGE 1 [LOGO]

                                     TO OUR
                                  SHAREHOLDERS

Dear Shareholders and Friends,
When we started this project ten years ago, we knew that we faced many challenges in bringing to the hands of the physicians a new generation heart valve capable of reducing valve-related complications which continue to occur with currently available heart valves.

Additionally, we knew that we faced a difficult regulatory path and would need to market against financially stronger competitors. We also knew that we would be working with supply conditions that would make it difficult for us to compete on the basis of price and that we would have to rely entirely on the talents and skills of our employees and our distribution network, coupled with the fine product we intended to develop.

Ten years have passed. We entered the new millennium with a tremendous track record, still facing difficult challenges, but encouraged by the fact that we now have over 35,000 implants throughout the world without a single post-operative structural failure and with credible data being received which supports our belief that we have, in fact, developed the finest valve in the world.


[SIDEBAR]

"However, due to strong fiscal controls
as well as improvements in productivity, we were able to remain profitable."
                      Manny A. Villafana
                            CHAIRMAN/CEO

On the regulatory side, in 1995, we completed a rigorous clinical study at five international institutions which demonstrated the safety and efficacy of our valve to the satisfaction of the European Community resulting in the issuance of our CE Mark. Similarly, we successfully completed a thorough study in Japan resulting in the issuance of the Shonin. In 1997, we began a clinical study of our valve in the United States, and during 1999, we submitted to the FDA our clinical data with over 1,300 patient years of data. These data were accepted for review in September of 1999. In early February, 2000 we received a letter from the FDA requesting additional information regarding our valve. We expect to be able to respond to these questions soon and continue the approval process.

During 1999, our valve units sold continued to grow but, due to the strong U.S. dollar and the decline of the exchange value of the Euro in particular, we had to make price concessions to remain competitive resulting in a 2.6% decrease in revenues. However, due to strong fiscal controls as well as improvements in productivity, we were able to remain profitable. We are one of very few medical device companies that do not have FDA approval but still achieve profitability from business overseas.

--------------------------------------------------------------------------------
Mission Statement

The mission of ATS Medical is to continuously "Advance the Standard" of cardiovascular products worldwide through a dedicated organization working together to improve the quality of life for patients and our community profitably.


PAGE 2 [LOGO]

                                                            [PHOTO]
                                                            Manuel A. Villafana

                                                            [PHOTO]
                                                            Richard W. Kramp


For the past several years, we have faced the challenge of increasing component costs due to the terms of our multi-year supply agreement with Sulzer Carbomedics. At the same time the market price for mechanical heart valves has been declining due to currency fluctuations and price-cutting by competitors. Recognizing that pyrolytic carbon components, which make up the major part of our valve, represented over 80% of the cost of our final product, we decided to investigate the possibility of making our own pyrolytic carbon. That investigation led us to modify our contracts with Carbomedics, in a manner which allows us to reduce the purchases that we were previously required to make, reduce our component costs, and secure all the technical know-how to make our own pyrolytic carbon parts. Furthermore, a new agreement with Carbomedics allows us to eventually become an OEM manufacturer of pyrolytic material for other medical companies. We were able to structure this agreement in such a way that the cost of the technology license ($41 million) would be paid over a period of seven years. Further, Carbomedics agreed that it would not manufacture components for the ATS valve for anyone (other than ATS) even after our patent has expired. It will give us, once and for all, the much needed technology to be a fully integrated, stand-alone company. We now feel that we are further on our way to accomplishing one of the goals that we set in 1990, and that is, being No. 1 in the heart valve industry.

         We indicated in 1998 that 1999 would be a transitional year, it truly was. We will continue the transition through 2000. We have been blessed with a staff of competent, loyal employees who have enthusiastically pursued this goal. As we get closer to U.S. approval, we will be meeting new challenges including that of establishing a first class sales and marketing force in the United States to complement the excellent distribution network that we have overseas. We will be making significant investments to meet the costs of setting up this sales force, to fund our obligations to Carbomedics, and to fund the establishment of the new carbon manufacturing facility. By the time you read this we should have closed on a $9.9 million private equity sale. While this transaction will carry us through 2000, we may need to raise additional capital to fund our plans for 2001 and beyond.

         Again, we thank you for being patient with us. We all knew that to "Advance the Standard" would be a difficult challenge as well as a worthy goal. We thank you for your continued support and we ask that you join us in a most exciting adventure as we go into the new millennium.



Respectfully submitted for the Board of Directors,

March 2000

/s/ Manuel A. Villafana
Manuel A. Villafana
CHAIRMAN/CEO

/s/ Richard W. Kramp
Richard W. Kramp
PRESIDENT/COO

                                                                   PAGE 3 [LOGO]

                                                                         [PHOTO]
                      Rich Kramp, our president and chief operating officer, has assumed full responsibility for this important project.

                                     CARBON

The basic design from which the ATS heart valve evolved was developed by Sulzer Carbomedics, Inc. Carbomedics is the largest and most experienced manufacturer of the pyrolytic carbon components used in mechanical valves. Since 1990, Carbomedics has been the sole source of the carbon components used in our valve and the licensor of certain technology upon which our product is based. Since 1990, most of the major mechanical heart valve manufacturers have acquired or established their own carbon manufacturing capability. Competition in the heart valve market has intensified since 1990 leading to price cutting in some markets. Manufacturers with control of their component costs are usually in a better position to use price to gain market share, especially in lesser developed countries where price is a critical factor.

Late in 1999, we restructured our contractual relationships with Carbomedics to lower our cost of carbon components and to begin the technology transfer which will enable us to manufacture those components ourselves.

First, our supply agreement with Carbomedics was revised. Under the 1990 contract we were obligated to buy certain minimum quantities of heart valve components through the year 2000. We were also obligated to replace each unit we sold during each year from 2001 through 2007. The price of components was set under formulas from 1990, which escalated the price each year according to changes in the U.S. Department of Labor, Employment Cost Index, but also allowed for volume discounts. In the revised supply agreement, we agreed to declining minimum quantities of valve components for 2001 through 2007. We feel these minimums are well below the quantities we would have been required to buy under the old agreement. We also reset the base price for these Carbomedics purchases to a level approximately 20% lower than our 1999 cost. These prices will escalate under the same formula tied to the U.S. Department of Labor, Employment Cost Index.

Under the 1990 agreements, there was no plan for component supply after 2007. Therefore in December 1999, we entered into a carbon technology agreement with Carbomedics under which we obtained an exclusive, worldwide right and license to use Carbomedics' pyrolytic carbon technology to manufacture components for the ATS heart valve. We also received a non-exclusive worldwide right and license to use the technology to produce pyrolytic carbon components for other devices and manufacturers, including, after 2008, for other heart valve manufacturers. Under the agreement Carbomedics has also agreed to assist us in designing, building, equipping, qualifying and commencing operations in a pyrolytic carbon component manufacturing facility in Minneapolis, Minnesota. In return, we have agreed to pay Carbomedics a license fee totaling $41 million in eight installments over seven years, subject to deferral if certain milestones are not satisfied. We are obligated under the carbon technology agreement to pay all of the costs of establishing the new carbon production facility, including hourly fees and out-of-pocket expenses of the Carbomedics employees assigned to assist us in setting up the facility.

We are currently in the process of locating a facility. Our preliminary plans call for a 19,000 square foot building for facilities capable of producing approximately 10,000 valve sets per year. The manufacturing operations will include substrate machining and preparation, carbon coating, coated part machining and final polishing and finishing activities. We expect to hire 7 to 10 technical and production personnel over the next 12 months. We anticipate that the facility will not be operational until 2003. The key steps required to complete the facility include:

o    Outfitting the building
o    Purchasing and installing manufacturing equipment
o    Conducting pilot production, qualification and validation runs
o Demonstrating compliance with FDA and international good manufacturing practices and quality system regulations; conducting human clinical testing, if required; and
o    Scaling up production.

Under the terms of the agreement with Carbomedics, we may also elect to have Carbomedics train our personnel how to machine graphite and pyrolytic carbon parts and teach us how to fabricate our own production tooling. We have not determined whether we will develop these capabilities internally or contract these steps out to third party vendors. We currently have in our inventory enough carbon components to satisfy our projected requirements for pyrolytic carbon components for over two years. In addition, we are obligated to continue to buy some valve components from Carbomedics under the supply agreement through 2007.

This is an important strategic step for our Company. We look forward to sharing its progress with you.

PAGE 4 [LOGO]

                                ATS Medical, Inc.

                        Consolidated Financial Statements

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

CONTENTS

Management's Discussion and Analysis of Financial
     Condition and Results of Operations                         PAGE 6

Common Stock Information                                         PAGE 10

Report of Independent Auditors                                   PAGE 11

Consolidated Statements of Financial Position                    PAGE 12

Consolidated Statements of Income                                PAGE 13

Consolidated Statement of Changes in Shareholders' Equity        PAGE 14

Consolidated Statements of Cash Flows                            PAGE 15

Notes to Consolidated Financial Statements                       PAGE 16


                                                                   PAGE 5 [LOGO]

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


OVERVIEW

We manufacture and market a mechanical bileaflet heart valve with a unique pivot design. Our heart valve is used to treat heart valve failure caused by the natural aging process, rheumatic heart disease and congenital defects. We have received regulatory approvals to market the ATS heart valve in several international markets, principally Europe, Japan and Australia. On August 3, 1999, the FDA accepted for filing our PMA application to sell the ATS heart valve in the United States. On February 3, 2000, the FDA sent us a letter requesting additional information about our valve.

We commenced selling the ATS heart valve in international markets in 1992. We sell the valve to independent distributors with assigned territories (generally a specific country or region) who in turn sell the valve to hospitals or clinics. Sales to our European distributors represented approximately 60% of our net sales in 1997, 1998 and 1999. Sales to our international distributors are denominated in U.S. dollars so currency risk is borne by the distributor; however, as the dollar increases in value against the distributor's local currency, the cost of the valve increases for the distributor even though ATS does not change the selling price. We expect that substantially all of our revenue will be derived from sales to international distributors, unless we receive FDA approval to market the ATS heart valve in the United States. Assuming we receive FDA approval, we plan to sell the ATS heart valve in the United States with a direct sales force.

We currently purchase all of the pyrolytic carbon components for the ATS heart valve from Sulzer Carbomedics, Inc. pursuant to a multi-year supply agreement. The cost of the pyrolytic carbon components represents approximately 80% of the total cost of the ATS heart valve. Under the supply agreement, the cost of the pyrolytic carbon components has varied according to annual volume purchases and is adjusted annually by reference to increases in the U.S. Department of Labor Employment Cost Index. In December 1999, we renegotiated the supply agreement with Carbomedics. The supply agreement, as amended, provides for significant reductions in our minimum purchase requirements and unit costs beginning in 2001. We are obligated to purchase pyrolytic carbon components from Carbomedics through 2007. In addition, under a new carbon agreement, Carbomedics has granted us an exclusive right to use its carbon coating technology to manufacture pyrolytic carbon components for the ATS heart valve. Carbomedics also has agreed to assist us in establishing our own pyrolytic carbon component manufacturing facility. In return, we have agreed to pay a license fee totaling $41 million over seven years.


Results of Operations

YEAR ENDED DECEMBER 31, 1999 COMPARED TO 1998

Net sales for the year ended December 31, 1999 decreased 3% to $17,461,964 compared to $17,960,483 for the year ended December 31, 1998. Unit sales increased 2% in 1999 compared to 1998. The decline in net sales was primarily due to a decrease in the average selling price for the valve. The exchange rate for most of the currencies in the countries where our customers are located declined significantly from 1998 to 1999 which effectively increased the price of our valve to our distributors. The average selling price for the valve decreased 4% on a worldwide basis, and over 5% in Europe, from 1998 to 1999, due to price concessions granted by us to our distributors. We felt these concessions were necessary as our competitors lowered their prices and as the Euro declined in value by nearly 15%. We do not have direct control over the price the distributor charges the hospital or clinic. Given the current strength of the U.S. dollar and the pricing strategies of our competitors we do not expect to be able to raise prices in 2000.

The other significant component of the revenue decline for the year ended December 31, 1999 compared to 1998 was a decline in sales in the United States. Prior to January 1997, all sales of valves were to customers outside of the United States. In 1997, we commenced a clinical study of the valve at seventeen hospitals in the United States. During the study, valves were being provided to the hospitals at prices designed to recover some of the costs of the clinical study. As we reached the desired number of implants in our U.S. clinical study of the valve, the rate of sales in the United States declined because surgeons were not eager to voluntarily fill out the additional paperwork and perform the additional tests required by the clinical protocol.

Cost of sales totaled $10,986,114 and $11,328,647 for 1999 and 1998, respectively, or 63% of sales for each of those years. The price of the carbon components contained in the valves sold in 1999 increased 3% as compared to the price of carbon components contained in the valves sold in 1998. Based upon the Company's internal sales projections, the price of the carbon contained in valves sold in 2000 is expected to be 1% lower than in 1999. The Company uses the first-in first-out ("FIFO")

PAGE 6 [LOGO]
method of accounting for inventory. Approximately 71% of the valves sold in 1999 were made with carbon purchased in 1997 (under FIFO) and the remainder with carbon purchased in 1996. The cost of carbon components, after giving effect to volume discounts and inflationary adjustments, rose 3.3% in 1995 (the third contract year), decreased 7% in 1996, rose 3% in 1997, decreased 4.5% in 1998 and rose 3.8% in 1999 (the seventh contract year). We expect to pay 6% less for carbon components in 2000 than in 1999.

Gross profit totaled $6,475,850 or 37% of sales for year ended December 31, 1999, compared to gross profit of $6,631,836 for the year ended December 31, 1998 or 37% of sales.

Research, development and engineering expenses totaled $1,306,531 for the year ended December 31, 1999 versus $1,484,989 for the year ended December 31, 1998. The decrease in research, development and engineering expenses in 1999 was primarily due to the winding down of our U.S. clinical study during that year. Approximately 31% and 27% of our research and development expenses for 1999 and 1998, respectively, were for testing and outside consulting services related to the valve.

We began human implants in the United States under an Investigational Device Exemption ("IDE") in January 1997. We sold the valves to the hospitals involved in the U.S. clinical study and the cost of the valve is eligible for reimbursement by Medicare and most private pay insurance companies. We are responsible for reimbursing the hospital for certain additional tests and procedures required by the clinical protocol. The estimated total cost of follow-up is accrued at the time of the sale as research and development expense.

Selling, general and administrative expenses totaled $3,403,076 for the year ended December 31, 1999, a decrease from the $3,591,551 reported for the year ended December 31, 1998. We accrued a significantly smaller amount of money for management bonuses in 1999 compared to 1998. Management bonuses are determined by a formula that takes into account growth in sales and operating income. We had 86 employees at December 31, 1999 compared to 78 employees at December 31, 1998.

Interest income totaled $927,552 for the year ended December 31, 1999 compared to $1,355,647 for the year ended December 31, 1998. The decrease in interest income in 1999 was primarily due to lower average cash balances caused by using cash to meet our obligations under the Carbomedics supply agreement.

Net income totaled $2,637,911 for the year ended December 31, 1999 compared to $2,838,943 for the year ended December 31, 1998. The $428,095 decrease in interest income in 1999 as compared to 1998 was the primary factor in the decrease in net income.

We have accumulated net operating loss carryforwards for U.S. tax purposes.
Section 382 of the Internal Revenue Code of 1986, as amended, provides, in part, that if an "ownership change" occurs with respect to any corporation with net operating loss carryforwards, such as our Company, the net operating loss carryforwards can be used to offset future income only to the extent of the annual "Section 382 limitation." An ownership change generally occurs if there has been more than a 50 percent change in the stock ownership of a corporation over a three-year period. The Section 382 limitation is an amount determined by multiplying the value of the corporation's stock on the date of an ownership change by the federal long-term tax-exempt rate in effect for the month of the ownership change. As a result of Section 382, utilization of all or a portion of a corporation's net operating loss carryforwards may be limited. We believe that as a result of our registered direct equity offering in early 1995 and the sale of 1,568,940 shares of common stock in 1997, we experienced an ownership change, and our ability to fully utilize $15 million of our existing net operating loss carryforwards will be restricted to approximately $3 million per year. Due to the application of the annual Section 382 limitation and the other provisions of
Section 382, some of our net operating loss carryforwards may expire before we can use them to reduce our federal income tax liabilities.

Income taxes for years ended December 31, 1999 and 1998 are mostly due to alternative minimum tax on earnings. The alternative minimum tax can be used as a credit against future regular tax liabilities, however, we have provided 100% valuation allowances against this credit and all of its other tax attributes. We will recognize the benefit of our tax attributes when it is more likely than not that these benefits will be realized.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO 1997

Net sales for the year ended December 31, 1998 increased 24% to $17,960,483 compared to $14,515,915 for the year ended December 31, 1997. Unit sales increased 22% in 1998 compared to 1997 which was more than four times the rate of unit growth in the overall heart valve market. The two largest revenue increases in 1998 over 1997 were in France and Japan. Combined, these two markets represented 59% of the

                                                                   PAGE 7 [LOGO]

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations
                                  (CONTINUED)

total revenue increase. For 1998 the sales growth over the corresponding period was achieved in spite of significant price competition from other valve manufacturers and the increased strength of the U.S. dollar relative to almost all foreign currencies. During 1998 and 1997 we were selling valves in most developed countries and several lesser developed countries, or LDCs, so sales growth came primarily from increased usage in existing markets. In 1996 and each of the previous years, a portion of the sales increase came from opening new markets as well as increased usage within existing markets. The average selling price of the valve increased 3% from 1997 to 1998.

Cost of sales for 1998 totaled $11,328,647, or 63% of sales, compared to $9,428,959 or 65% of sales for 1997. The price of the carbon components contained in the valves sold in 1998 decreased 4% as compared to the cost of carbon components contained in the valves sold in 1997. Based upon our internal sales projections, the price of the carbon contained in valves sold in 1999 is expected to be 3% higher than in 1998.

Gross profit totaled $6,631,836 for the year ended December 31, 1998, or 37% of sales, compared to gross profit of $5,086,956, or 35% of sales, for year ended December 31, 1997. The increase in average selling price accounted for most of the gross profit increase. This improvement, along with the 4% decrease in carbon component prices and operating efficiencies accounts for the gross profit increase.

Research, development and engineering expenses totaled $1,484,989 for the year ended December 31, 1998 versus $1,058,318 for the year ended December 31, 1997. The majority of the increase is related to the costs associated with our U.S. clinical study. Approximately 27% and 42% of research and development expenses for the years ended December 31, 1998 and 1997, respectively, were for testing and outside consulting services related to the valve. During the year ended December 31, 1997 a significant component of the development expense was for work on our aortic valved graft. The aortic valved graft is a standard replacement aortic heart valve sutured at the end of a collagen-impregnated dacron tube. This product extension is used in surgeries where the patient's aorta and aortic valve are damaged or degenerated. Most other valve manufacturers provide a similar product. This development project was completed in 1997 and there was not a similar project expense in 1998.

Selling, general and administrative expenses totaled $3,591,551 for the year ended December 31, 1998, an increase from the $3,339,488 reported for the year ended December 31, 1997. The year ended December 31, 1997 included $225,000 related to the shutdown of our subsidiary in Glasgow, Scotland. Separation pay totalling $153,921 and the loss on the disposal of fixtures and equipment were the major portion of this expense. The increase in selling, general and administrative expenses for the year ended December 31, 1998 compared to 1997 is in part because salaries and benefits increased 14% in 1998. We had 78 employees at December 31, 1998 compared to 65 employees at December 31, 1997.

Interest income totaled $1,355,647 for the year ended December 31, 1998 compared to $1,427,363 for the year ended December 31, 1997. The decrease in interest income in 1998 was the result of lower average investable cash balances during 1998 and lower interest rates. Cash on hand at December 31, 1998 was less than the amount on hand at December 31, 1997.

Income taxes for years ended December 31, 1998 and 1997 are mostly due to alternative minimum tax on earnings. The alternative minimum tax can be used as a credit against future regular tax liabilities, however, we have provided 100% valuation allowances against this credit and all of its other tax attributes.

Net income totaled $2,838,943 for the year ended December 31, 1998 compared to $2,102,667 for the year ended December 31, 1997. The $866,146 increase in operating income in 1998 as compared to 1997 was the primary factor in the increase in net income.


LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities decreased by $10,916,959 from $20,606,962 at December 31, 1998 to $9,690,003 at December 31, 1999. Inventory
purchases and the $5 million first payment under our new carbon agreement with Carbomedics, caused us to have negative cash flow from operations.

During 1999 we purchased $15.3 million of heart valve components in accordance with the terms of our long-term supply agreement with Carbomedics. During 2000 we are obligated to purchase approximately $16.5 million of carbon components under the supply agreement. The minimum purchases under the supply agreement are not tied to sales of our valve and we do not expect sales of the valve to exceed the minimum purchase requirements under the supply agreement unless the valve is approved for sale in the United States.


PAGE 8 [LOGO]

In December 1999, we renegotiated our supply agreement with Carbomedics. The supply agreement, as amended, provides for significant reductions in our minimum purchase requirements and unit costs for the years 2001 through 2007. We estimate that our minimum purchase requirements under the supply agreement from 2001 through 2007 will total approximately $39 million. Under the new carbon agreement entered into in December 1999, we have agreed to pay Carbomedics a license fee of $41 million in installments over the next seven years. In addition to granting us an exclusive worldwide right and license to use its carbon coating technology to manufacture pyrolytic carbon components for the valve under this agreement, Carbomedics has agreed to assist us in designing, building and commencing operations in our own pyrolytic carbon production facility in Minneapolis, Minnesota.

Accounts receivable increased from $5,820,699 at December 31, 1998 to $6,159,624 at December 31, 1999. Most of our sales have been to customers in international markets. We have standard 60 day terms for receivables, however, competitive pressures and local economic situations have caused us to selectively extend the terms for payment. At December 31, 1999, the account balance for our five largest European distributors totaled 69% of outstanding receivables. We have done business with these customers since 1992 and the size of the receivables, while substantial, is consistent with the growth of business in these markets and in line with the size of these customers' overall business.

Current liabilities decreased from $2,611,801 at December 31, 1998 to $2,275,087 at December 31, 1999. The decrease reflects primarily a decrease in accounts payable related to the amount owing to Carbomedics under the supply agreement.

Based upon our current rate of sales, our anticipated purchase obligations under the supply agreement, the license fee payments under the carbon agreement, the expenses associated with establishing a direct sales force in the United States and other expected expenses, we anticipate that we will need substantial additional capital during 2000. Depending on the amount of capital raised in 2000, the timing of FDA approval for sales of our valve in the United States and the rate of increase in worldwide valve sales, we may need to raise additional capital in the future.

On March 22, 2000, the Company accepted a subscription agreement for the private sale of 1,100,000 shares of our common stock. The stock is priced at $9.00 per share and after expenses we expect to realize $9.75 million. This transaction is expected to close in April 2000. This capital should be sufficient to meet our needs through March 2001. We will need additional capital after that date. We cannot be certain that additional capital will be available or that, if available, it will be on terms favorable to the Company.

We do not use derivatives and therefore do not face market risk from currency or interest rate changes on these types of instruments. If we are required to finance future operations with debt we would have exposure to increases in interest rates on borrowings. Assuming that we did use borrowing to meet our cash needs during 2000, and that interest rates increased by 10%, we estimate that we could incur an additional $25,000 in interest expense.


THE SINGLE EUROPEAN CURRENCY

A significant portion of our sales occurs in Europe. Effective January 1, 1999 various European countries began utilizing a single currency, the "Euro." From January 1999 through December 2001, merchants will be encouraged to discontinue using local country currencies and begin using the Euro to transact business. Beginning in 2002, it will be required that business in the European community be conducted using the Euro. We sell to all of our customers in U.S. dollars and do not expect to have accounting system issues relative to currency translation. Our selling prices are similar to most of our European distributors and therefore should not cause significant disruption whether in dollars or Euros. From its introduction in January 1999, the rate of exchange for the Euro versus the U.S. dollar declined by as much as 15%. Several of the our European distributors were unable to increase their local currency selling price for the valve. These distributors complained to us that their profits were being squeezed. Our European revenue declined 5% in 1999 compared to 1998. We did offer volume price discounts to some distributors who met or exceeded quota. The decline in the Euro offset the potential positive effect of these discounts, and units sold in Europe only increased 1.4% in 1999 compared to 1998. Europe is a very important market for us. Disruption or loss of a portion of our European business could have a material and adverse impact on our financial position.


CAUTIONARY STATEMENT PURSUANT TO
THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their business, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. ATS Medical, Inc. desires to take advantage of the safe harbor provisions with respect to any forward-looking statements it may make

                                                                   PAGE 9 [LOGO]

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations
                                  (CONTINUED)

in this filing, other filings with the Securities and Exchange Commission and any public oral statements or written releases. The words or phrases "will likely," "is expected," "will continue," "is anticipated," "estimate," "projected," "forecast," or similar expressions are intended to identify forward-looking statements within the meaning of the Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

In accordance with the Act, the Company identifies the following important general factors which if altered from the current status could cause the Company's actual results to differ from those described in any forward-looking statements: the continued acceptance of the Company's mechanical heart valve in international markets, the acceptance by the U.S. FDA of the Company's regulatory submissions, the continued performance of the Company's mechanical heart valve without structural failure, the actions of the Company's competitors including pricing changes and new product introductions, the continued performance of the Company's independent distributors in selling the valve, the risk of product returns in connection with distributor terminations, the actions of the Company's supplier of pyrolytic carbon components for the valve and difficulties we may encounter in establishing and operating our own pyrolytic carbon manufacturing capability. This list is not exhaustive, and the Company may supplement this list in any future filing or in connection with the making of any specific forward-looking statement.


                           Common Stock Information

The Company's common stock (the "Common Stock") is traded on the Nasdaq National Market(R) under the symbol "ATSI." The following table sets forth the high and low sale prices since January 1, 1998. Prices represent transactions between dealers and do not reflect retail markups, markdowns or commissions.

1999                   High                 Low               1998                   High                 Low
-------------------------------------------------------------------------------------------------------------
First Quarter        $ 8.87               $6.50               First Quarter         $8.18               $4.75
Second Quarter         8.13                6.00               Second Quarter         8.37                6.37
Third Quarter         11.38                7.69               Third Quarter          8.00                5.00
Fourth Quarter        14.94                8.88               Fourth Quarter         7.69                4.31

As of December 31, 1999 there were 509 record holders of the Common Stock. The Company has not paid cash dividends and has no present intentions of paying cash dividends on its Common Stock.

MARKET MAKERS
During 1999, the following securities firms were the most significant market makers of the Company's Common Stock:

Piper Jaffray Companies Inc.        Knight Securities L.P.
A.G. Edwards & Sons, Inc.           Mayer & Schweitzer Inc.
Raymond James & Associates          Herzog, Heine, Geduld, Inc.
PaineWebber, Inc.                   John G. Kinnard & Co., Inc.
Spear, Leeds & Kellogg

                                                                         [LOGO]
                                                                         ATSI
                                                                         ------
                                                                         NASDAQ
                                                                         LISTED

PAGE 10 [LOGO]

                        Report of Independent Auditors

Board of Directors and Shareholders
ATS Medical, Inc.

We have audited the accompanying consolidated statements of financial position of ATS Medical, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATS Medical, Inc. and subsidiary at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP



March 23, 2000

                                                                  PAGE 11 [LOGO]

                                ATS Medical, Inc.

                Consolidated Statements of Financial Position

                                                                                            DECEMBER 31
                                                                                     1999                1998
----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                       $ 4,030,641        $ 7,754,077
  Short-term investments                                                            5,659,362         12,852,885
                                                                                  ------------------------------
                                                                                    9,690,003         20,606,962
  Accounts receivable, less allowance of $205,000
    in 1999 and $185,000 in 1998                                                    6,159,624          5,820,699
  Inventories                                                                      38,634,589         29,954,718
  Prepaid expenses                                                                    427,834            458,663
                                                                                  ------------------------------
Total current assets                                                               54,912,050         56,841,042
Furniture and equipment, net                                                          801,443          1,202,784
Technology license                                                                  5,000,000                 --
Other assets                                                                          403,192            387,550
                                                                                  ------------------------------
Total assets                                                                      $61,116,685        $58,431,376
                                                                                  ==============================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                $ 2,022,302        $ 2,355,443
  Accrued payroll and expenses                                                        252,785            256,358
                                                                                  ------------------------------
Total current liabilities                                                           2,275,087          2,611,801

Shareholders' equity:
  Common Stock, $.01 par value:
    Authorized shares--40,000,000
    Issued and outstanding shares--17,909,010 in 1999
     and 17,824,137 in 1998                                                           179,090            178,241
  Additional paid-in capital                                                       71,633,414         71,249,846
  Accumulated other comprehensive income                                               43,494             43,799
  Accumulated deficit                                                             (13,014,400)       (15,652,311)
                                                                                  ------------------------------
Total shareholders' equity                                                         58,841,598         55,819,575
                                                                                  ------------------------------
Total liabilities and shareholders' equity                                        $61,116,685        $58,431,376
                                                                                  ==============================



SEE ACCOMPANYING NOTES.

PAGE 12 [LOGO]

                                ATS Medical, Inc.

                      Consolidated Statements of Income

                                                                   YEAR ENDED DECEMBER 31
                                                        1999                1998                 1997
--------------------------------------------------------------------------------------------------------
Net sales                                           $17,461,964          $17,960,483         $14,515,915
Cost of goods sold                                   10,986,114           11,328,647           9,428,959
                                                    ----------------------------------------------------
Gross profit                                          6,475,850            6,631,836           5,086,956
Expenses:
  Research, development and engineering               1,306,531            1,484,989           1,058,318
  Selling, general and administrative                 3,403,076            3,591,551           3,339,488
                                                    ----------------------------------------------------
                                                      4,709,607            5,076,540           4,397,806
                                                    ----------------------------------------------------
Operating income                                      1,766,243            1,555,296             689,150
Interest income                                         927,552            1,355,647           1,427,363
                                                    ----------------------------------------------------
Income before income taxes                            2,693,795            2,910,943           2,116,513
Income tax expense                                       55,884               72,000              13,846
                                                    ----------------------------------------------------
Net income                                          $ 2,637,911          $ 2,838,943         $ 2,102,667
                                                    ====================================================
Net income per share:
  Basic                                             $       .15          $       .16         $       .12
  Diluted                                           $       .14          $       .16         $       .12
Weighted average number of shares outstanding:
  Basic                                              17,858,310           17,737,887          17,284,784
  Diluted                                            18,370,964           18,130,540          17,872,989
                                                     ----------


SEE ACCOMPANYING NOTES.
                                                                  PAGE 13 [LOGO]

                                ATS Medical, Inc.

            Consolidated Statement of Changes in Shareholders' Equity


                                                                                             Accumulated
                                                              Common Stock     Additional       Other
                                                         --------------------    Paid-In    Comprehensive   Accumulated
                                                           Shares     Amount     Capital       Income         Deficit       Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                             15,288,042  $152,880 $52,313,315      $54,465    $(20,593,921) $31,926,739
  Common stock issued in a private placement,
    net of selling expenses of $27,627                    1,568,940    15,690  14,706,682           --              --   14,722,372
  Stock options exercised                                    26,327       263      41,451           --              --       41,714
  Stock warrants exercised                                  705,749     7,058   4,736,348           --              --    4,743,406
  Change in unrealized loss on short-term investments,
    net of tax                                                   --        --          --       (5,591)             --       (5,591)
  Change in foreign currency translation                         --        --          --       (8,568)             --       (8,568)
  Net income for the year                                        --        --          --           --       2,102,667    2,102,667
                                                                                                                          ---------
  Comprehensive income                                                                                                    2,088,508
                                                         --------------------------------------------------------------------------
Balance at December 31, 1997                             17,589,058   175,891  71,797,796       40,306     (18,491,254)  53,522,739
  Common stock issued under the
    Employee Stock Purchase Plan                              7,934        79      42,020           --              --       42,099
  Stock options exercised                                   227,145     2,271    (589,970)          --              --     (587,699)
  Change in foreign currency translation                         --        --          --        3,493              --        3,493
  Net income for the year                                        --        --          --           --       2,838,943    2,838,943
                                                                                                                          ---------
  Comprehensive income                                                                                                    2,842,436
                                                         --------------------------------------------------------------------------
Balance at December 31, 1998                             17,824,137   178,241  71,249,846       43,799     (15,652,311)  55,819,575
  Common stock issued under the
    Employee Stock Purchase Plan                             17,792       178     108,960           --              --      109,138
  Stock options exercised                                    67,081       671     274,608           --              --      275,279
  Change in foreign currency translation                         --        --          --         (305)             --         (305)
  Net income for the year                                        --        --          --           --       2,637,911    2,637,911
                                                                                                                          ---------
  Comprehensive income                                                                                                    2,637,606
                                                         --------------------------------------------------------------------------
Balance at December 31, 1999                             17,909,010  $179,090 $71,633,414      $43,494    $(13,014,400) $58,841,598
                                                         ==========================================================================

SEE ACCOMPANYING NOTES.

PAGE 14 [LOGO]

                                ATS Medical, Inc.

                    Consolidated Statements of Cash Flows

                                                                                              YEAR ENDED DECEMBER 31
                                                                                  1999                 1998                 1997
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                     $ 2,637,911          $ 2,838,943         $ 2,102,667
Adjustments to reconcile net income to net cash used in operating activities:
  Depreciation                                                                     290,070              267,187             246,140
  Loss on disposal of equipment                                                    209,872                1,965              50,985
  Changes in operating assets and liabilities:
    Accounts receivable                                                           (338,925)          (1,373,865)         (1,307,275)
    Prepaid expenses                                                                30,829               96,907             (87,322)
    Other assets                                                                (5,015,642)             (16,891)             17,574
    Inventories                                                                 (8,679,871)          (7,268,445)         (4,444,207)
    Accounts payable and accrued expenses                                         (227,607)           1,748,509            (530,269)
                                                                               -----------------------------------------------------
Net cash used in operating activities                                          (11,093,363)          (3,705,690)         (3,951,707)
INVESTING ACTIVITIES
Purchases of short-term investments                                            (11,398,525)         (20,103,048)        (29,435,865)
Maturities of short-term investments                                            18,592,048           28,232,339          16,315,717
Purchases of furniture and equipment                                              (207,708)            (695,749)           (178,748)
                                                                               -----------------------------------------------------
Net cash (used in) provided by investing activities                              6,985,815            7,433,542         (13,298,896)
FINANCING ACTIVITIES
Net proceeds (payments) from issuance (redemption) of common stock                 384,417             (545,600)         19,507,493
                                                                               -----------------------------------------------------
Net cash provided by (used in) financing activities                                384,417             (545,600)         19,507,493
Effect of exchange rate changes on cash                                               (305)               3,493              (8,568)
                                                                               -----------------------------------------------------
Increase (decrease) in cash and cash equivalents                                (3,723,436)           3,185,745           2,248,322
Cash and cash equivalents at beginning of year                                   7,754,077            4,568,332           2,320,010
                                                                               -----------------------------------------------------
Cash and cash equivalents at end of year                                       $ 4,030,641          $ 7,754,077         $ 4,568,332
                                                                               =====================================================


SEE ACCOMPANYING NOTES.

                                                                  PAGE 15 [LOGO]

                                ATS Medical, Inc.

                   Notes to Consolidated Financial Statements
                              DECEMBER 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY
ATS Medical, Inc. (the "Company") manufactures and sells a bileaflet mechanical heart valve. The principal markets for the Company's mechanical heart valve include Europe, Asia, Australia, South Africa and South America. The Company is sponsoring clinical trials of the valve in Canada and the United States in order to demonstrate safety and effectiveness and to be allowed to market the valve in these countries.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, ATS Medical, Ltd., after elimination of significant intercompany accounts and transactions.

CASH EQUIVALENTS
The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

SHORT-TERM INVESTMENTS
Short-term investments are composed of debt securities and are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a part of comprehensive income in shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other income.

INVENTORIES
Inventories are carried at the lower of cost (first-in, first-out basis) or market. The majority of the inventories consists of purchased components. The Company has recorded a valuation reserve against inventories of $200,000 as of December 31, 1999 and 1998.

OTHER ASSETS
Prior to obtaining directors' and officers' liability insurance, the Company had placed monies into a self-insurance trust to provide coverage for potential issues. At December 31, 1999 and 1998, the deposits within the trust amounted to $403,192 and $387,550, respectively.

FURNITURE AND EQUIPMENT
Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

   Furniture and fixtures                              7 years
   Equipment                                           5 to 7 years

Leasehold improvements are amortized over the related lease term or estimated useful life, whichever is shorter (approximately 3 years).

TECHNOLOGY LICENSE
The Company has a commitment to purchase an exclusive, worldwide right and license to use Sulzer Carbomedics, Inc. ("Carbomedics") pyrolytic carbon technology (see Note 9 - Commitments). As the specific criteria are met that obligate the Company to make payments under the commitment, the payment amount will be capitalized as part of the technology license with amortization commencing upon the Company's utilization of the technology in their own manufacturing facility.

IMPAIRMENT OF LONG-LIVED ASSETS
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

REVENUE RECOGNITION
The Company recognizes revenue at the time of shipment and invoicing of the product.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAXES
Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities.

STOCK-BASED COMPENSATION
The Company follows Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related interpretations in accounting for its stock options. Under APB 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

NET INCOME PER SHARE
Basic earnings per share is computed by dividing net income by the weighted average shares outstanding and excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year.

PAGE 16 [LOGO]

2. SHORT-TERM INVESTMENTS

As of December 31, 1999 and 1998, the cost of short-term investments held by the Company, which have maturity dates of one year or less, approximated their fair market value of $5,659,362 and $12,852,885, respectively. As a result no unrealized gains or losses were recognized at December 31, 1999 and 1998.


3. FURNITURE AND EQUIPMENT, NET

Furniture and equipment consists of the following:

                                              DECEMBER 31
                                         1999              1998
                                      ---------------------------
Furniture and fixtures                $  190,325       $  181,947
Equipment                              1,639,836        1,506,627
Leasehold improvements                   593,819          588,830
Construction in progress                  54,307          318,907
                                      ---------------------------
                                       2,478,287        2,596,311
Less accumulated depreciation          1,676,844        1,393,527
                                      ---------------------------
                                      $  801,443       $1,202,784
                                      ===========================

In fiscal 1999, the Company took delivery on customized measuring equipment. The equipment was expected to improve processing time needed to inspect the Company's products. Vendor personnel installed the machine and attempted to correct operating deficiencies of the equipment and related software. Unable to get the equipment to perform up to specification, the Company disposed of the equipment and recognized an expense of $186,000 associated with the write-off of the equipment.


4. FINANCING ARRANGEMENT

The Company has a $5 million revolving line of credit with a bank which accrues interest at a rate .5% below the bank's reference rate (8.0% at December 31, 1999) and is secured by a portion of the Company's short-term investments. The Company must repay any amounts owed under the line of credit by June 30, 2000. Interest on the line of credit is payable monthly. The Company had no borrowing against this facility at December 31, 1999.


5. EMPLOYEE STOCK PURCHASE PLAN

In May 1998, the Company implemented the 1998 ATS Medical, Inc. 423 Employee Stock Purchase Plan. Under the terms of the plan, employees are eligible to purchase common stock of the Company on a quarterly basis. Employees can purchase common stock at 85% of the lesser of the market price of the common stock on the first day of the quarter or the last day of the quarter. During 1999 and 1998, shares of common stock totaling 17,792 and 7,934 were purchased under the plan at prices ranging from $4.78 to $7.86 and $4.68 to $5.95 per share, respectively.


6. STOCK OPTIONS

The Company has a Stock Option and Stock Award Plan (the "Plan") under which options to purchase Common Stock of the Company may be awarded to employees and non-employees of the Company. The options may be granted under the Plan as incentive stock options (ISO) or as non-qualified stock options (non-ISO).

The following table summarizes the options to purchase shares of the Company's Common Stock under the Plan:

                                                                             Stock Options
                                                                              Outstanding
                                           Shares                            Under the Plan                        Weighted Average
                                          Reserved                       -------------------------                  Exercise Price
                                          for Grant                      ISO               Non-ISO                     Per Share
                                  ------------------------------------------------------------------------------------------------
Balance December 31, 1996                  113,129                     654,670            650,375                       $4.37
  Additional shares reserved             1,000,000                          --                 --                          --
  Options granted                         (374,600)                    284,928             89,672                        5.51
  Options exercised                             --                      (7,500)           (18,827)                       1.59
  Options canceled                         151,250                    (123,125)           (28,125)                       9.15
                                  -------------------------------------------------------------------
Balance December 31, 1997                  889,779                     808,973            693,095                        4.23
  Options granted                          (47,500)                     25,000             22,500                        6.45
  Options exercised                             --                     (90,271)          (271,173)                        .95
  Options canceled                          43,100                     (18,100)           (25,000)                       6.86
                                  -------------------------------------------------------------------
Balance December 31, 1998                  885,379                     725,602            419,422                        5.27
  Options granted                         (333,000)                    155,218            177,782                        7.75
  Options exercised                             --                     (57,638)           (10,000)                       4.15
  Options canceled                          14,300                     (14,300)                --                        6.39
                                  -------------------------------------------------------------------
Balance December 31, 1999                  566,679                     808,882            587,204                       $5.90
                                  ===================================================================

                                                                  PAGE 17 [LOGO]

                                ATS Medical, Inc.

                   Notes to Consolidated Financial Statements
                              DECEMBER 31, 1999
                                  (CONTINUED)


The following table summarizes information about stock options outstanding including non-plan options to purchase 25,000 shares at December 31, 1999:

                                                    Options Outstanding                             Options Exercisable
                                    --------------------------------------------------------------------------------------
                                                         Weighted
                                                          Average           Weighted                              Weighted
                                                         Remaining           Average                               Average
Range of Exercise                     Number            Contractual         Exercise            Number            Exercise
     Prices                         Outstanding            Life               Price           Exercisable           Price
--------------------------------------------------------------------------------------------------------------------------
     $1.00 - $ 3.63                   465,607           2.91 years           $3.31              465,607             $3.31
      5.06 -   8.25                   742,979           7.60 years            6.40              355,629              6.44
      9.00 -  10.13                   212,500           8.26 years            9.56              194,125              9.54
                                    ---------                                                 ---------
     $1.00 - $10.13                 1,421,086           6.16 years           $5.86            1,015,361             $5.60
                                    =========                                                 =========

The weighted average fair value of options granted during the years ended December 31, 1999, 1998 and 1997 was $7.75, $6.45 and $5.51,
respectively.

Non-Plan options to purchase 25,000 shares exercisable at $3.63 per share were outstanding at December 31, 1999 and 1998.

At December 31, 1999, 1998 and 1997, Plan and non-Plan options for 1,015,361, 804,274 and 984,218 shares of common stock, respectively, were exercisable at a weighted average price of $5.60, $4.67 and $3.06 per share, respectively. Options can be exercised by tendering shares previously acquired.

The Company has elected to follow Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1999, 1998 and 1997: risk-free interest rate of 5.30%, 4.65% and 5.20%, respectively; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of .73, .79 and .80 and a weighted average expected life of the option of 7, 6 and 5 years, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                      1999        1998         1997
-----------------------------------------------------------------------
Pro forma net income                $888,867   $2,053,588   $1,634,401
Pro forma net income per share:
  Basic                             $    .05   $      .12   $      .09
  Diluted                           $    .05   $      .11   $      .09
                                    --------

The pro forma effect on net income is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

The Company has 1,962,765 shares of Common Stock reserved for issuance under various option plans.

PAGE 18 [LOGO]

7. LEASES

The Company has an operating lease for its facilities in Plymouth, Minnesota. The lease has a remaining life of 38 months and expires February 28, 2003. Future minimum lease payments under the agreement are as follows:

2000                                                    $227,799
2001                                                     245,453
2002                                                     248,553
2003                                                      41,425
                                                        --------
                                                        $763,230
                                                        ========

The rent expense was $206,717, $198,408 and $159,096 for 1999, 1998 and 1997,
respectively.

8. INCOME TAXES

At December 31, 1999, the Company had net operating loss carryforwards of approximately $12,329,000 plus credits for increasing research and development costs of approximately $616,000 and a credit of approximately $89,000 from alternative minimum tax, which are available to offset future taxable income or reduce taxes payable through 2012. The Company paid income taxes of $55,884, $72,000 and $13,846 in 1999, 1998 and 1997, respectively.

Components of deferred tax assets and liabilities are as follows:

                                                DECEMBER 31
                                             1999        1998
---------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforwards       $4,932,000  $6,008,000
  Research and development credits          616,000     616,000
  AMT credit                                 89,000      69,000
  Accrued compensation                      229,000     237,000
  Other accrued expenses                    206,000      61,000
                                         ----------------------
                                          6,072,000   6,991,000

Deferred tax liabilities:
  Depreciation                             (501,000)   (557,000)
                                         ----------------------
Net deferred tax assets before
 valuation allowance                      5,571,000   6,434,000
Less valuation allowance                 (5,571,000) (6,434,000)
                                         ----------------------
Net deferred tax assets                   $      --  $       --
                                         ======================

The Company's ability to utilize its net operating loss carryforwards to offset future taxable income is subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company.

Income tax expense consists of:

                                  1999        1998        1997
---------------------------------------------------------------
Current:
  Federal                        $47,884     $52,000    $ 3,846
  State                            8,000      20,000     10,000
                                 ------------------------------
                                 $55,884     $72,000    $13,846
                                 ==============================

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                  1999        1998        1997
---------------------------------------------------------------
Tax at statutory rate             34.0%       34.0%       34.0%
State income taxes                 6.0         6.0         6.0
Impact of net operating loss
  carryforwards                  (39.0)      (39.0)      (39.0)
                                 -----------------------------
                                   1.0%        1.0%        1.0%
                                 =============================

9. COMMITMENTS

In 1990, the Company entered into various agreements with Carbomedics giving the Company the exclusive worldwide license to sell a bileaflet mechanical heart valve under patents held by Carbomedics. As part of the agreements, the Company entered into a 15-year supply contract that was amended several times.

In December 1999, the Company and Carbomedics entered into an agreement which entitles the Company to an exclusive, worldwide right and license to use Carbomedics' pyrolytic carbon technology to manufacture components for the Company's mechanical heart valve. This agreement further provides that Carbomedics will assist the Company in various aspects to enable the Company's completion of a manufacturing facility in Minneapolis, Minnesota to produce its own pyrolytic carbon components. The purchase price for the technology license totals $41 million payable in eight installments contingent upon the attainment of specified milestones. The first installment of $5 million was paid in December 1999 and has been included in the statement of financial position at December 31, 1999.

The Company also amended the various other agreements with Carbomedics including changes to the supply agreement, which requires the Company to purchase approximately $17 million of components in 2000 and specified minimums of components for the years 2001-2007, which will approximate $40 million. Payments to Carbomedics were $15,301,784, $14,454,642 and $12,478,323 in 1999, 1998 and
1997, respectively. The amounts payable to Carbomedics were $1,266,452 and $826,383 at December 31, 1999 and 1998, respectively.

At December 31, 1999, the Company's inventory is in excess of its current requirements based on the recent level of sales. Management believes that excess quantities will be utilized upon United States Food and Drug Administration ("FDA") approval of its technology and believes no loss will be incurred on its disposition. As of December 31, 1999, management cannot estimate a range of amounts of loss that could occur if FDA approval is not granted. Management is unable to make a meaningful estimate of inventory usage for the next twelve months and, accordingly, inventory is classified as a current asset as of December 31, 1999.

                                                                  PAGE 19 [LOGO]

                                ATS Medical, Inc.

                   Notes to Consolidated Financial Statements
                              DECEMBER 31, 1999
                                  (CONTINUED)

10. BENEFIT PLAN

The Company has a defined contribution salary deferral plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 12% of their annual compensation with the Company contributing an amount equal to 25% of each employee's contribution. The Company recognized expense for contributions to the plan of $51,302, $47,946 and $40,920 during 1999, 1998 and 1997, respectively.

11. SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK

The Company operates in one segment, the sale of a bileaflet mechanical heart valve. As a result, the information disclosed herein materially represents all of the financial information related to the Company's principal operating segment. The Company derived the following percentages of its net sales from its distributors in the following geographic markets where net sales exceeded 10% of the consolidated total:

                                      YEAR ENDED DECEMBER 31
                                   1999        1998        1997
---------------------------------------------------------------
Japan                              18.6%       19.2%      17.2%
France                             14.7        16.0       11.2
Germany                            16.2        15.1       16.7
                                   ----

The Company had a balance owing by one distributor which represented 19% and 26% of its outstanding accounts receivable at December 31, 1999 and 1998, respectively.

12. SUBSEQUENT EVENT

On March 22, 2000, the Company accepted a subscription agreement for the private sale of 1,100,000 shares of ATS Medical, Inc. common stock. The stock is priced at $9.00 per share and after expenses the Company expects to realize $9.75 million. The transaction is expected to close April 2000. This capital should be sufficient to meet the Company's needs through March 2001. The Company will need additional capital after that date. There is no guarantee that additional capital will be available or that, if available, it will be on terms favorable to the Company.

13. NET INCOME PER SHARE

The following table sets forth the reconciliation of the denominator for the calculation of basic and diluted net income per share:

                                              1999        1998           1997
--------------------------------------------------------------------------------

Denominator for basic net income
  per share-weighted-average shares     17,858,310     17,737,887     17,284,784
Effect of dilutive securities:
  Stock options                            512,654        392,653        585,908
  Warrants                                      --             --          2,297
                                        ----------------------------------------
Denominator for diluted net income
  per share-adjusted
  weighted-average shares               18,370,964     18,130,540     17,872,989
                                        ========================================

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for 1999 and 1998 was as follows:

                                                         Quarter
                                    First         Second         Third           Fourth
-----------------------------------------------------------------------------------------
Year ended December 31, 1999
Net sales                        $4,190,296     $4,721,854     $4,258,127     $4,291,687
Gross profit                      1,643,384      1,783,887      1,618,877      1,429,702
Net income                          688,012        779,518        655,716        514,665
Earnings per share:
  Basic                          $      .04     $      .04     $      .04     $      .03
  Diluted                        $      .04     $      .04     $      .04     $      .03

Year ended December 31, 1998
Net sales                        $4,248,720     $4,565,601     $4,138,721     $5,007,441
Gross profit                      1,608,745      1,750,626      1,545,562      1,726,903
Net income                          694,617        799,558        707,239        637,529
Earnings per share:
  Basic                          $      .04     $      .04     $      .04     $      .04
  Diluted                        $      .04     $      .04     $      .04     $      .04


PAGE 20 [LOGO]

                             Investor Information

ANNUAL MEETING
The annual meeting of the Shareholders will be held at 3:30 p.m. Thursday, May 4, 2000 at the Minneapolis Club, 729 Second Avenue South, Minneapolis, Minnesota.

INDEPENDENT AUDITORS
Ernst & Young LLP
Minneapolis, Minnesota

LEGAL COUNSEL
Dorsey & Whitney LLP
Minneapolis, Minnesota

PATENT COUNSEL
Haugen Law Firm PLLP
Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR
Norwest Bank Minnesota, N.A.
161 N. Concord Exchange
South St. Paul, Minnesota 55075

FORM 10-K
A copy of the Company's annual report to the Securities and Exchange Commission will be provided without charge to any shareholder upon written request to the Corporate Secretary at the corporate headquarters.

ATS MEDICAL, INC.
3905 Annapolis Lane
Minneapolis, Minnesota 55447 USA
Phone (763) 553-7736  FAX (763) 553-1492

BOARD OF DIRECTORS
Manuel A. Villafana
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
ATS MEDICAL, INC.

Richard W. Kramp
PRESIDENT AND CHIEF OPERATING OFFICER
ATS MEDICAL, INC.

Charles F. Cuddihy
RETIRED, FORMER EXECUTIVE VICE PRESIDENT
MEDTRONIC, INC.

David L. Boehnen
EXECUTIVE VICE PRESIDENT
SUPERVALU, INC.

A. Jay Graf
GROUP CHAIRMAN
GUIDANT CORPORATION


OFFICERS
Manuel A. Villafana
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Richard W. Kramp
PRESIDENT AND CHIEF OPERATING OFFICER

Russell W. Felkey
EXECUTIVE VICE PRESIDENT OF REGULATORY AFFAIRS

John H. Jungbauer
VICE PRESIDENT OF FINANCE AND CHIEF FINANCIAL OFFICER

Frank R. Santiago
VICE PRESIDENT OF SALES AND MARKETING


ATS Medical(TM) and ATS Open Pivot(TM) are Trademarks of ATS Medical, Inc.