Form 10-K405, Exhibit 13
period 2000-12-31
ATS MEDICAL INC
filed 2001-03-29
CIK 824068

EXHIBIT 13

Page 1, Annual Report to Shareholders


                                        FINANCIAL HIGHLIGHTS

Year Ended December 31,          2000              1999             1998             1997             1996
-------------------------------------------------------------------------------------------------------------
Net sales                  $  14,584,568     $  17,461,964    $  17,960,483    $  14,515,915    $  11,859,765
Operating income (loss)
     for the year               (944,775)        1,766,243        1,555,296          689,150          702,727
Net income
     for the year                504,561         2,637,911        2,838,943        2,102,667        1,321,602
Net income
     per share-diluted              0.02              0.14             0.16             0.12             0.08
Total assets                 102,353,776        61,116,685       58,431,376       54,386,031       33,320,300
Long-term debt                         0                 0                0                0                0
Total shareholders'
     equity                   98,525,105        58,841,598       55,819,575       53,522,739       31,926,739

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW
--------

     We manufacture and market a mechanical bileaflet heart valve with a unique pivot design. Our heart valve is used to treat heart valve failure caused by the natural aging process, rheumatic heart disease and congenital defects. On October 13, 2000, the U.S. Food and Drug Administra tion ("FDA") approved our Premarket Approval ("PMA") application to sell the ATS heart valve in the United States. We also had previously received regulatory approvals to market the ATS heart valve in several inter national markets, principally Europe, Japan and Australia.

     We commenced selling the ATS heart valve in international markets in 1992. We sell the valve to independent distributors with assigned territories (generally a specific country or region) who in turn sell the valve to hospitals or clinics. Sales to our European distributors represented approximately 60% of our net sales in 1998 and 1999, and approximately 46% in 2000. Sales to our international distributors are denominated in U.S. dollars so currency risk is borne by the distributor; however, if the dollar increases in value relative to the distributor's local currency, the cost of the valve increases for the distributor even though ATS does not change the selling price. Since receiving FDA approval to market the ATS heart valve in the United States, we have begun hiring a direct sales force to sell the ATS heart valve in the United States.

     We currently purchase all of the pyrolytic carbon components for the ATS heart valve from Sulzer Carbomedics, Inc., ("Carbomedics") pursuant to a multi-year supply agreement. The cost of the pyrolytic carbon components represents approximately 80% of the total cost of the ATS heart valve. Under the supply agreement, the cost of the pyrolytic carbon components has varied according to annual volume purchases and is adjusted annually by reference to increases in the U.S. Department of Labor Employment Cost Index. We are obligated to purchase pyrolytic carbon components from Carbomedics through 2006 and the Supply Agreement runs through 2007. In December 1999, we renegotiated the supply agreement with Carbomedics. The supply agreement, as amended, provides for significant reductions in our minimum purchase requirements and unit costs beginning in 2001. In addition, under a new carbon agreement, Carbomedics granted us an exclusive right to use its carbon coating technology to manufacture pyrolytic carbon components for the ATS heart valve. Under this agreement, Carbomedics also agreed to assist us in establishing our own pyrolytic carbon component manufacturing facility. In return, we agreed to pay a license fee totaling $41 million over seven years, subject to attainment of specified milestones. As of December 31, 2000, $8 million has been paid. In December 2000, we again amended the supply agreement to purchase additional valves in 2001 and eliminate the minimum units for 2007.

RESULTS OF OPERATIONS
---------------------

YEAR ENDED DECEMBER 31, 2000 COMPARED TO 1999

     Net sales for the year ended December 31, 2000 decreased 16% to $14,584,568 compared to $17,461,964 for the year ended December 31, 1999. Unit sales decreased 12% in 2000 compared to 1999. The decline in sales was principally in Europe where the Euro declined in exchange value with the U.S. dollar by 18% and competitors lowered prices. Our net sales in Europe declined 35% for the year ended December 31, 2000 compared to the year ended 1999 and our European unit sales declined by 32% in 2000 compared to 1999. Despite lowering our prices in Europe an average of 5%, European sales declined due to the impact of the weak Euro and competitive price-cutting. We received FDA approval in the fourth quarter of 2000 to sell our heart valve in the U.S., and while we hired 11 of the 30 salespeople we intend to hire for the U.S. market, it takes a substantial amount of time to open new accounts. As a result, sales in the United States accounted for less than 4% of our 2000 fourth-quarter sales.

     Cost of sales totaled $9,558,464 and $10,986,114 for 2000 and 1999, respectively, or 66% of sales for 2000 and 63% of sales for 1999. The price of the carbon components contained in the valves sold in 2000 decreased .6% as compared to the price of carbon components contained in the valves sold in 1999. Based upon the Company's internal sales projections, the price of the carbon contained in valves sold in 2001 is expected to be 4.5% lower than in 2000. The Company uses the first-in first-out ("FIFO") method of accounting for inventory. Approximately 95% of the valves sold in 2000 were made with carbon purchased in 1997 (under FIFO) and the remainder with carbon purchased in 1998. The cost of carbon components, after giving effect to volume discounts and inflationary adjustments rose 3% in 1997, decreased 4.5% in 1998 and rose 3.8% in 1999, and declined 6% in 2000 (the eighth contract year). We expect to pay 17% less for carbon components in 2001 than in 2000.

     Gross profit totaled $5,026,104 or 34% of sales for year ended December 31, 2000, compared to gross profit of $6,475,850 or 37% of sales for year ended December 31, 1999. The decline in average selling prices as well as changes in geographic sales mix, were the largest factors in the decline in gross profit.

     Research, development and engineering expenses totaled $1,306,531 for the year ended December 31, 1999 versus $1,911,815 for the year ended December 31, 2000. The increase in research, development and engineering expenses in 2000 was primarily due to our spending on our carbon capability including planning the facility and ordering the equipment. Approximately 24% and 25% of our research and development expenses for 1999 and 2000 were for testing and outside consulting services related to the valve to support our FDA application.

     We began human implants in the United States under an Investigational Device Exemption ("IDE") in January 1997. We sold the valves to the hospitals involved in the U.S. clinical study and the cost of the valve was eligible for reimbursement by Medicare and most private pay insurance companies. We were responsible for reimbursing the hospital for certain additional tests and procedures required by the clinical protocol. The estimated total cost of follow-up was accrued at the time of sale as research and development expense. We were required to follow a small number of patients on an ongoing basis.

     Selling, general and administrative expenses totaled $4,059,064 for the year ended December 31, 2000, an increase from the $3,403,076 selling expenses recorded for the year ended December 31, 1999. This increase was primarily due to hiring and training of U.S. sales personnel for the October 2000 approval of the valve. We accrued a significantly smaller amount of money for management bonuses for 2000 compared to 1999. Management bonuses are determined by a formula that takes into account growth in sales and operating income. We had 104 employees at December 31, 2000 compared to 86 employees at December 31, 1999.

     We incurred a $944,775 loss from operations for the year ended December 31, 2000 due to the decline in gross profit and the increases in research and development expense and selling, general and administrative spending. We recorded $1,766,243 in operating income for the year ended December 31, 1999 or 10% of sales.

     We have accumulated net operating loss carryforwards for U.S. tax purposes.
Section 382 of the Internal Revenue Code of 1986, as amended, provides, in part, that if an "ownership change" occurs with respect to any corporation with net operating loss carryforwards, such as our Company, the net operating loss carryforwards can be used to offset future income only to the extent of the annual "Section 382 limitation." An ownership change generally occurs if there has been more than a 50 percent change in the stock ownership of a corporation over a three-year period. The Section 382 limitation is an amount determined by multiplying the value of the corporation's stock on the date of an ownership change by the federal long-term tax-exempt rate in effect for the month of the ownership change. As a result of Section 382, utilization of all or a portion of a corporation's net operating loss carryforwards may be limited. We believe that as a result of our registered direct equity offering in early 1995, the sale of 1,568,940 shares of common stock in 1997, the sale of 1,100,000 shares in a private sale in March 2000, and the sale of 2,727,273 shares in a private equity sale in July 2000, we experienced an ownership change, and our ability to fully utilize $12.5 million of our existing net operating loss carryforwards will be restricted to approximately $3 million per year. Due to the application of the annual Section 382 limitation and the other provisions of Section 382, some of our net operating loss carryforwards may expire before we can use them to reduce our federal income tax liabilities.

     Interest income totaled $927,552 for the year ended December 31, 1999 compared to $1,523,793 for the year ended December 31, 2000. The increase in interest income in 2000 was primarily due to higher average cash balances following our two PIPE (Private Investment in Public Equity) transactions.

     Net income totaled $2,637,911 for the year ended December 31, 1999 compared to $504,561 for the year ended December 31, 2000. The increase in interest income was offset by the increases in research and development and selling, general and administrative spending for 2000. In addition the decrease in gross profit reduced 2000 net income.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO 1998

     Net sales for the year ended December 31, 1999 decreased 3% to $17,461,964 compared to $17,960,483 for the year ended December 31, 1998. Unit sales increased 1.7% in 1999 compared to 1998. The decline in net sales was primarily due to a decrease in the average selling price for the valve. The exchange rate for most of the currencies in the countries where our customers were located declined significantly from 1998 to 1999, which effectively increased the price of our valve to our distributors. The average selling price for the valve decreased 4.25% on a worldwide basis, and over 5% in Europe, from 1998 to 1999, due to price concessions granted by us to our distributors.

     The other significant component of the revenue decline for the year ended December 31, 1999 compared to 1998 was a decline in sales in the United States. Prior to January 1997, all sales of valves were to customers outside of the United States. In 1997, we commenced a clinical study of the valve at seventeen hospitals in the United States. During the study, valves were provided to the hospitals at prices designed to recover some of the costs of the clinical study. As we reached the desired number of implants in our U.S. clinical study of the valve, the rate of sales in the United States declined because surgeons were not eager to fill out the additional paperwork and perform the additional tests required by the clinical protocol.

     Cost of sales totaled $10,986,114 and $11,328,647 for 1998 and 1999, or 63%
of sales for each of those years. The price of the carbon components contained in the valves sold in 1999 increased 3% as compared to the price of carbon components contained in the valves sold in 1998.

     Gross profit totaled $6,475,850 or 37% of sales for year ended December 31, 1999, compared to gross profit of $6,631,836 or 37% of sales for the year ended December 31, 1998.

     Research, development and engineering expenses totaled $1,306,531 for the year ended December 31, 1999 versus $1,484,989 for the year ended December 31, 1998. The decrease in research, development and engineering expenses in 1999 was primarily due to the winding down of our U.S. clinical study during that year. Approximately 31% and 27% of our research and development expenses for 1999 and 1998 were for testing and outside consulting services related to the valve.

     Selling, general and administrative expenses totaled $3,403,076 for the year ended December 31, 1999, a decrease from the $3,591,551 reported for the year ended December 31, 1998. This was due in part to the accrual of a significantly smaller amount of money for management bonuses in 1999 compared to 1998. Management bonuses are determined by a formula that takes into account growth in sales and operating income. We had 86 employees at December 31, 1999 compared to 78 employees at December 31, 1998.

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

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     Cash, cash equivalents and marketable securities increased by $21,387,462 from $9,690,003 at December 31, 1999 to $31,077,465 at December 31, 2000. The
proceeds of two private placements of our common stock in 2000, one for $9.9 million in March 2000 and another for $30 million in July 2000, increased cash, while inventory purchases, capital equipment additions for the carbon facility and a $3 million payment on the carbon technology agreement used cash beyond that provided by operations.

     During 2000 we purchased $18.9 million of heart valve components in accordance with the terms of our long-term supply agreement with Carbomedics. During 2001 we are obligated to purchase approximately $12.0 million of carbon components (including the amendment to add $4 million) under the supply agreement. The minimum purchases under the supply agreement are not tied to sales of our valve, but we do expect sales of the valve to exceed the minimum purchase requirements under the supply agreement in 2002.

     We estimate that our minimum purchase requirements under the supply agreement from 2001 through 2007 will total approximately $39 million. Under the carbon agreement entered into in December 1999, we have agreed to pay Carbomedics a license fee of $41 million in installments. We have remaining $33 million over the next six years contingent on attainment of specified milestones. In addition to granting us an exclusive worldwide right and license to use its carbon coating technology to manufacture pyrolytic carbon components for the valve, under this agreement, Carbomedics has agreed to assist us in designing, building and commencing operations in our own pyrolytic carbon production facility in Minneapolis, Minnesota.

     Accounts receivable increased from $6,159,624 at December 31, 1999 to $6,581,315 at December 31, 2000. Most of our sales have been to customers in international markets. At December 31, 2000, the account balance for our six largest European distributors totaled 61% of outstanding receivables. We have done business with these customers since 1992 and the size of the receivables, while substantial, is consistent with the growth of business in these markets and in line with the size of these customers' overall business.

     We expect to spend approximately $2.4 million on leasehold improvements, machinery and equipment and furniture and equipment in 2001.

     Current liabilities increased from $2,275,087 at December 31, 1999 to $3,828,671 at December 31, 2000. The increase reflects primarily an increase in accounts payable related to the amount owing to Carbomedics under the supply agreement, and significant accruals related to our carbon facility.

     Based upon our current rate of sales, our anticipated purchase obligations under the supply agreement, the license fee payments under the carbon agreement, the expenses associated with establishing a direct sales force in the United States and other expected expenses, we anticipate that we will not need substantial additional capital through 2002. Depending on the rate of increase in worldwide valve sales and the timing, efficiency and approval of our own carbon, we may need to raise additional capital in the future.

     We do not use derivatives and therefore do not face market risk from currency or interest rate changes on these type of instruments. If we were required to finance future operations with debt we would have exposure to increases in interest rates on borrowings.

THE SINGLE EUROPEAN CURRENCY
----------------------------

     A significant portion of our sales occur in Europe. Effective January 1, 1999 various European countries began utilizing a single currency, the "Euro." From January 1999 through December 2001, merchants will be encouraged to discontinue using local country currencies and begin using the Euro to transact business. Beginning in 2002, it will be required that business in the European Community be conducted using the Euro. We sell to all of our customers in U.S. dollars and do not expect to have accounting system issues relative to currency translation. Our selling prices are similar to most of our European distributors and therefore should not cause significant disruption whether in dollars or Euros. From its introduction in January 1999, the rate of exchange for the Euro versus the U.S. dollar declined by as much as 30%. Several of our European distributors were unable to increase their local currency selling price for the valve, and, as a result, they informed us that their profits were being squeezed. To help compensate the effects of the decline of the Euro, we offered discounts to some distributors which averaged 5%. In spite of our efforts, our European revenue declined 35% in 2000 compared to 1999 and units sold in Europe decreased 32% in 2000 compared to 1999. Europe is a very important market for us. Disruption or loss of a portion of our European business could have a material and adverse impact on our financial position.

CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT
-----------------------------------------------------------------------------
OF 1995
-------

     The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their business, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. We desire to take advantage of the safe harbor provisions with respect to any forward-looking statements it may make in this filing, other filings with the Securities and Exchange Commission and any public oral statements or written releases. The words or phrases "will likely," "is expected," "will continue," "is anticipated," "estimate," "projected," "forecast," or similar expressions are intended to identify forward-looking statements within the meaning of the Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The Company cautions readers not to place undue reliance on any such forward-looking statements which speak only as of the date made.

     In accordance with the Act, we identify the following important general factors which, if altered from the current status, could cause our actual results to differ from those described in any forward-looking statements: the continued acceptance of our mechanical heart valve in international markets, the rate of increase of acceptance of our valve in the United States, our ability to recruit, hire and manage a direct sales force in the United States, the continued performance of our mechanical heart valve without structural failure, the actions of our competitors including pricing changes and new product introductions, the continued performance of our independent distributors in selling the valve, the actions of our supplier of pyrolytic carbon components for the valve and difficulties we may encounter in establishing and operating our own pyrolytic carbon manufacturing capability. This list is not exhaustive and we may supplement this list in any future filing or in connection with the making of any specific forward-looking statement.



COMMON STOCK INFORMATION



     The Company's common stock (the "Common Stock") is traded on the Nasdaq National Market(R) under the symbol "ATSI." The following table sets forth the high and low sale prices since January 1, 1999. Prices represent transactions between dealers and do not reflect retail markups, markdowns or commissions.

2000                 High        Low       1999                  High        Low
--------------------------------------------------------------------------------
First Quarter      $15.00     $ 7.81       First Quarter       $ 8.87      $6.50
Second Quarter      14.81       9.25       Second Quarter        8.13       6.00
Third Quarter       16.81      11.88       Third Quarter        11.38       7.69
Fourth Quarter      18.50      11.13       Fourth Quarter       14.94       8.88

     As of December 31, 2000 there were 507 record holders of the Common Stock. The Company has not paid cash dividends and has no present intentions of paying cash dividends on its Common Stock.

MARKET MAKERS

     During 2000, the following securities firms were the most significant market makers of the Company's common stock:

Robinson-Humphrey            PaineWebber Inc.             Schwab Capital Markets
U.S. Bancorp Piper Jaffray   Knight Securities L.P.       Spear, Leeds & Kellogg
A.G. Edwards & Sons, Inc.    Herzog, Heine, Geduld, Inc.

REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
ATS Medical, Inc.

     We have audited the accompanying consolidated statements of financial position of ATS Medical, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATS Medical, Inc. and subsidiary at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP

February 2, 2001

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                             DECEMBER 31
                                                 -------------------------------
                                                       2000              1999
--------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                      $  14,804,195     $   4,030,641
  Short-term investments                            16,273,270         5,659,362
--------------------------------------------------------------------------------
                                                    31,077,465         9,690,003
  Accounts receivable, less allowance of
    $425,000 in 2000 and $205,000 in 1999            6,581,315         6,159,624
  Inventories                                       51,488,128        38,634,589
  Prepaid expenses                                     615,680           427,834
--------------------------------------------------------------------------------
Total current assets                                89,762,588        54,912,050
Leasehold improvements, furniture and
  equipment, net                                     4,167,326           801,443
Technology license                                   8,000,000         5,000,000
Other assets                                           423,862           403,192
--------------------------------------------------------------------------------
Total assets                                     $ 102,353,776     $  61,116,685
================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                               $   3,484,674     $   2,022,302
  Accrued payroll and expenses                         343,997           252,785
--------------------------------------------------------------------------------
Total current liabilities                            3,828,671         2,275,087
Shareholders' equity:
  Common Stock, $.01 par value:
    Authorized shares--40,000,000
    Issued and outstanding shares--22,097,501
      in 2000 and 17,909,010 in 1999                   220,975           179,090
  Additional paid-in capital                       110,813,969        71,633,414
  Accumulated other comprehensive income                    --            43,494
  Accumulated deficit                              (12,509,839)      (13,014,400)
--------------------------------------------------------------------------------
Total shareholders' equity                          98,525,105        58,841,598
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity       $ 102,353,776     $  61,116,685
================================================================================

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF INCOME

                                                                YEAR ENDED DECEMBER 31
                                                  ---------------------------------------------
                                                       2000             1999            1998
-----------------------------------------------------------------------------------------------
Net sales                                         $ 14,584,568     $ 17,461,964    $ 17,960,483
Cost of goods sold                                   9,558,464       10,986,114      11,328,647
-----------------------------------------------------------------------------------------------
Gross profit                                         5,026,104        6,475,850       6,631,836
Expenses:
  Research, development and engineering              1,911,815        1,306,531       1,484,989
  Selling, general and administrative                4,059,064        3,403,076       3,591,551
-----------------------------------------------------------------------------------------------
                                                     5,970,879        4,709,607       5,076,540
-----------------------------------------------------------------------------------------------
Operating (loss) income                               (944,775)       1,766,243       1,555,296
Interest income                                      1,523,793          927,552       1,355,647
-----------------------------------------------------------------------------------------------
Income before income taxes                             579,018        2,693,795       2,910,943
Income tax expense                                      74,457           55,884          72,000
-----------------------------------------------------------------------------------------------
Net income                                        $    504,561     $  2,637,911    $  2,838,943
===============================================================================================
Net income per share:
  Basic                                           $        .03     $        .15    $        .16
  Diluted                                         $        .02     $        .14    $        .16
Weighted average number of shares outstanding:
  Basic                                             20,031,611       17,858,310      17,737,887
  Diluted                                           20,868,188       18,370,964      18,130,540

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                    Accumulated
                                             Common Stock            Additional        Other
                                      --------------------------       Paid-In      Comprehensive     Accumulated
                                        Shares          Amount         Capital         Income           Deficit            Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997          17,589,058   $     175,891   $  71,797,796    $      40,306    $ (18,491,254)   $  53,522,739
  Common stock issued under the
    Employee Stock Purchase Plan           7,934              79          42,020               --               --           42,099
  Stock options exercised                227,145           2,271        (589,970)              --               --         (587,699)
  Change in foreign
    currency translation                      --              --              --            3,493               --            3,493
  Net income for the year                     --              --              --               --        2,838,943        2,838,943
                                                                                                                      -------------
  Comprehensive income                                                                                                    2,842,436
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998          17,824,137         178,241      71,249,846           43,799      (15,652,311)      55,819,575
  Common stock issued under the
    Employee Stock Purchase Plan          17,792             178         108,960               --               --          109,138
  Stock options exercised                 67,081             671         274,608               --               --          275,279
  Change in foreign
    currency translation                      --              --              --             (305)              --             (305)
  Net income for the year                     --              --              --               --        2,637,911        2,637,911
                                                                                                                      -------------
  Comprehensive income                                                                                                    2,637,606
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999          17,909,010         179,090      71,633,414           43,494      (13,014,400)      58,841,598
  Common stock issued under the
    Employee Stock Purchase Plan          13,318             133         118,379               --               --          118,512
  Stock options exercised                347,900           3,479       1,351,024               --               --        1,354,503
  Sale of common stock                 3,827,273          38,273      37,711,152               --               --       37,749,425
  Change in foreign
    currency translation                      --              --              --          (43,494)              --          (43,494)
  Net income for the year                     --              --              --               --          504,561          504,561
                                                                                                                      -------------
  Comprehensive income                                                                                                      461,067
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000          22,097,501   $     220,975   $ 110,813,969    $          --    $ (12,509,839)   $  98,525,105
===================================================================================================================================

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Year Ended December 31
                                                      --------------------------------------------
                                                           2000            1999            1998
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                            $    504,561    $  2,637,911    $  2,838,943
Adjustments to reconcile net income
  to net cash used in operating activities:
    Depreciation                                           272,885         290,070         267,187
    Loss on disposal of equipment                            5,387         209,872           1,965
    Changes in operating assets and liabilities:
      Accounts receivable                                 (421,691)       (338,925)     (1,373,865)
      Prepaid expenses                                    (187,846)         30,829          96,907
      Other assets                                      (3,020,670)     (5,015,642)        (16,891)
      Inventories                                      (12,853,539)     (8,679,871)     (7,268,445)
      Accounts payable and accrued expenses              1,553,584        (227,607)      1,748,509
--------------------------------------------------------------------------------------------------
Net cash used in operating activities                  (14,147,329)    (11,093,363)     (3,705,690)
INVESTING ACTIVITIES
Purchases of short-term investments                    (24,908,245)    (11,398,525)    (20,103,048)
Maturities of short-term investments                    14,294,337      18,592,048      28,232,339
Purchases of leasehold improvements,
  furniture and equipment                               (3,644,155)       (207,708)       (695,749)
--------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities    (14,258,063)      6,985,815       7,433,542
FINANCING ACTIVITIES
Net proceeds (payments) from
  issuance (redemption) of common stock                 39,222,440         384,417        (545,600)
--------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities     39,222,440         384,417        (545,600)
Effect of exchange rate changes                            (43,494)           (305)          3,493
--------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents        10,773,554      (3,723,436)      3,185,745
Cash and cash equivalents at beginning of year           4,030,641       7,754,077       4,568,332
--------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year              $ 14,804,195    $  4,030,641    $  7,754,077
==================================================================================================

SEE ACCOMPANYING NOTES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


DECEMBER 31, 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------

BUSINESS ACTIVITY

     ATS Medical, Inc. (the "Company") manufactures and sells a bileaflet mechanical heart valve. The Company received U.S. Food and Drug Administration approval to market the valve in the United States on October 13, 2000 and the Company is now permitted to sell valves throughout the world.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, ATS Medical Sales, Inc., after elimination of significant intercompany accounts and transactions.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

SHORT-TERM INVESTMENTS

     Short-term investments are composed of debt securities and are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a component of comprehensive income in shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other income.

INVENTORIES

     Inventories are carried at the lower of cost (first-in, first-out basis) or market. The majority of the inventories consists of purchased components. The Company has recorded a valuation reserve against inventories of $200,000 as of December 31, 2000 and 1999.

OTHER ASSETS

     Prior to obtaining directors' and officers' liability insurance, the Company had placed monies into a self-insurance trust to provide coverage for potential issues. At December 31, 2000 and 1999, the deposits within the trust amounted to $423,862 and $403,192, respectively.

LEASEHOLD IMPROVEMENTS, FURNITURE AND EQUIPMENT

     Leasehold improvements, furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

     Furniture and fixtures                                   7 years
     Equipment                                                5 to 7 years

     Leasehold improvements are amortized over the related lease term or estimated useful life, whichever is shorter.

TECHNOLOGY LICENSE

     The Company has a commitment to purchase an exclusive, worldwide right and license to use Sulzer Carbomedics, Inc. ("Carbomedics") pyrolytic carbon technology (see Note 9--Commitments). As the specific criteria are met that obligate the Company to make payments under the commitment, the payment amount will be capitalized as part of the technology license with amortization commencing upon the Company's utilization of the technology in its own manufacturing facility.

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

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

NET INCOME PER SHARE

     Basic earnings per share is computed by dividing net income by the weighted average shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year.

2. SHORT-TERM INVESTMENTS
-------------------------

     As of December 31, 2000 and 1999, the cost of short-term investments held by the Company, which have maturity dates of one year or less, approximated their fair market value of $16,273,270 and $5,659,362, respectively. As a result, no unrealized gains or losses were recognized at December 31, 2000 and 1999.

3. LEASEHOLD IMPROVEMENTS, FURNITURE AND EQUIPMENT, NET
-------------------------------------------------------

     Leasehold improvements, furniture and equipment consists of the following:

                                                                  DECEMBER 31
                                                         -----------------------
                                                               2000         1999
--------------------------------------------------------------------------------

Furniture and fixtures                                   $  268,186   $  190,325
Equipment                                                 1,854,538    1,639,836
Leasehold improvements                                    2,757,881      593,819
Construction in progress                                  1,205,421       54,307
--------------------------------------------------------------------------------

                                                          6,086,026    2,478,287
Less accumulated depreciation                             1,918,700    1,676,844
--------------------------------------------------------------------------------

                                                         $4,167,326   $  801,443
================================================================================

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

4. FINANCING ARRANGEMENT
------------------------

     The Company has a $5 million revolving line of credit with a bank which accrues interest at a rate .5% below the bank's reference rate (9.0% at December 31, 2000) and is secured by a portion of the Company's short-term investments. The Company must repay any amounts owed under the line of credit by June 30, 2001. Interest on the line of credit is payable monthly. The Company had no borrowing against this facility at December 31, 2000.

5. EMPLOYEE STOCK PURCHASE PLAN
-------------------------------

     In May 1998, the Company implemented the 1998 ATS Medical, Inc. 423 Employee Stock Purchase Plan. Under the terms of the Plan, employees are eligible to purchase common stock of the Company on a quarterly basis. Employees can purchase common stock at 85% of the lesser of the market price of the common stock on the first day of the quarter or the last day of the quarter. During 2000 and 1999, shares of common stock totaling 13,318 and 17,792 were purchased under the Plan at prices ranging from $7.65 to $11.48 and $4.78 to $7.86 per share, respectively.

6. COMMON STOCK AND STOCK OPTIONS
---------------------------------

     In March 2000, the Company sold, in a private transaction, 1,100,000 shares of its common stock at a price of $9.00 per share. In July 2000, in another private equity sale, the Company sold 2,727,273 shares of its common stock at a price of $11.00 per share. Net proceeds from these two offering totaled $37,749,425.

     The Company has a Stock Option Plan and a Stock Award Plan (the "Plans") under which options to purchase Common Stock of the Company may be awarded to employees and non-employees of the Company. The options may be granted under the Plans as incentive stock options (ISO) or as non-qualified stock options (non-ISO).

     The following table summarizes the options to purchase shares of the Company's Common Stock under the Plans:

                                                                                   Stock Options
                                                                                 Outstanding Under
                                                               Shares                the Plans        Weighted Average
                                                               Reserved        ---------------------    Exercise Price
                                                               for Grant        ISO          Non-ISO         Per Share
                                                             ---------------------------------------------------------
Balance December 31, 1997                                      889,779        808,973       693,095              $4.23
  Options granted                                              (47,500)        25,000        22,500               6.45
  Options exercised                                                 --        (90,271)     (271,173)               .95
  Options canceled                                              43,100        (18,100)      (25,000)              6.86
                                                             --------------------------------------
Balance December 31, 1998                                      885,379        725,602       419,422               5.27
  Options granted                                             (333,000)       155,218       177,782               7.75
  Options exercised                                                 --        (57,638)      (10,000)              4.15
  Options canceled                                              14,300        (14,300)           --               6.39
                                                             --------------------------------------
Balance December 31, 1999                                      566,679        808,882       587,204               5.90
  Increase in shares reserved for grant                      1,000,000             --            --                 --
  Options granted                                             (886,000)       611,000       275,000               9.99
  Options exercised                                                 --       (168,650)     (179,250)              3.89
  Options canceled                                              17,875        (17,875)           --               7.06
  Options expired                                               (1,054)            --            --                 --
                                                             --------------------------------------
Balance December 31, 2000                                      697,500      1,233,357       682,954              $8.15
                                                             ======================================


     The following table summarizes information about stock options outstanding, including non-plan options to purchase 25,000 shares at December 31, 2000:

                                         Options Outstanding                                   Options Exercisable
                      ------------------------------------------------------------------------------------------------
                                                Weighted
                                                 Average             Weighted                                 Weighted
                                               Remaining              Average                                  Average
Range of                   Number            Contractual             Exercise               Number         Exercisable
Exercise Prices       Outstanding                   Life                Price          Exercisable               Price
----------------------------------------------------------------------------------------------------------------------
$ 3.37 - $ 7.25           662,311             5.79 years               $ 5.15              461,011              $ 4.66
  7.37 -   9.87         1,131,500             8.60 years                 9.19              478,500                8.95
 10.00 -  16.19           147,500             7.93 years                12.79               62,500               10.01
                        ---------                                                        ---------
$ 3.37 - $16.19         1,941,311             7.59 years               $ 8.09            1,002,011              $ 7.04
                        =========                                                        =========

     The weighted average fair value of options granted during the years ended December 31, 2000, 1999 and 1998 was $6.94, $7.75 and $6.45, respectively.

     Non-Plan options to purchase 25,000 shares exercisable at $3.63 per share were outstanding at December 31, 2000 and 1999.

     At December 31, 2000, 1999 and 1998, Plan and non-Plan options for 1,002,011, 1,015,361 and 804,274 shares of common stock, respectively, were exercisable at a weighted average price of $7.04, $5.60 and $4.67 per share, respectively. Options can be exercised by tendering shares previously acquired.

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

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of Statement 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2000, 1999 and 1998: risk-free interest rate of 5.53%, 5.30% and 4.65%, respectively; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of .67, .73 and .79; and a weighted average expected life of the option of 7, 7 and 6 years, respectively.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                          ------------------------------------------------------
                                2000              1999               1998
--------------------------------------------------------------------------------
Pro forma net
  income (loss)           $  (1,977,776)      $   888,867      $   2,053,588
Pro forma net income
  (loss) per share:
    Basic                 $        (.10)      $       .05      $         .12
    Diluted               $        (.10)      $       .05      $         .11

     The pro forma effect on net income is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

     The Company has 2,638,811 shares of Common Stock reserved for issuance.

7. LEASES
---------

     The Company has operating leases for its facilities in Plymouth, Minnesota. These leases expire at various dates through July 31, 2006. Future minimum lease payments under these agreements are as follows:

2001                                                                  $  395,425
2002                                                                     410,487
2003                                                                     417,413
2004                                                                     111,567
2005                                                                     111,567
Thereafter                                                                65,081
--------------------------------------------------------------------------------
                                                                      $1,511,540
================================================================================

     The rent expense was $254,523, $206,717 and $198,408 for 2000, 1999 and
1998, respectively.

8. INCOME TAXES
---------------

     At December 31, 2000, the Company had net operating loss carryforwards of approximately $12,500,000 plus credits for increasing research and development costs of approximately $616,000 and a credit of approximately $150,000 from alternative minimum tax, which are available to offset future taxable income or reduce taxes payable through 2020. These carryforwards and credits will begin expiring in 2007 and 2003, respectively. The Company paid income taxes of $74,457, $55,884 and $72,000 in 2000, 1999 and 1998, respectively.

     Components of deferred tax assets and liabilities are as follows:

                                                             DECEMBER 31
                                                      --------------------------
                                                          2000          1999
--------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss
    carryforwards                                     $ 4,620,000   $ 4,469,000
  Research and
    development credits                                   616,000       616,000
  AMT credit                                              150,000       150,000
  Inventory reserves                                      332,000       278,000
  Depreciation                                             78,000        52,000
  Other                                                   203,000         6,000
--------------------------------------------------------------------------------
Deferred tax assets before
  valuation allowance                                   5,999,000     5,571,000
Less valuation allowance                               (5,999,000)   (5,571,000)
--------------------------------------------------------------------------------
Net deferred tax assets                               $       --    $        --
================================================================================

     The Company's ability to utilize its net operating loss carryforwards to offset future taxable income is subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company.

     Income tax expense consists of:

                                                     ---------------------------
                                                        2000      1999      1998
--------------------------------------------------------------------------------
Current:
  Federal                                            $64,000   $47,884   $52,000
  State                                               10,457     8,000    20,000
--------------------------------------------------------------------------------
                                                     $74,457   $55,884   $72,000
================================================================================

     Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                                      --------------------------
                                                       2000      1999      1998
--------------------------------------------------------------------------------
Tax at statutory rate                                  34.0%     34.0%     34.0%
State income taxes                                      6.0       6.0       6.0
Impact of net operating
  loss carryforwards                                  (27.1)    (38.0)    (38.0)
--------------------------------------------------------------------------------
                                                       12.9%      2.0%      2.0%
================================================================================

9. COMMITMENTS
--------------

     In 1990, the Company entered into various agreements with Carbomedics giving the Company the exclusive worldwide license to sell a bileaflet mechanical heart valve under patents held by Carbomedics. As part of the agreements, the Company entered into a 15-year supply contract that was amended several times.

     In December 1999, the Company and Carbomedics entered into an agreement which entitles the Company to an exclusive, worldwide right and license to use Carbomedics' pyrolytic carbon technology to manufacture components for the Company's mechanical heart valve. This agreement further provides that Carbomedics will assist the Company in various aspects to enable the Company's completion of a manufacturing facility in Minneapolis, Minnesota to produce its own pyrolytic carbon components. The purchase price for the technology license totals $41 million payable in eight installments contingent upon the attainment of specified milestones. As of December 31, 2000, $8 million has been paid and is included in the statement of financial position.

     The Company also has various other agreements with Carbomedics, including an amended supply agreement, which requires the Company to purchase approximately $12 million of components in 2001 and specified minimums of components for the years 2002-2006, which will approximate $27 million. Payments to Carbomedics were $17,927,911, $15,301,784 and $14,454,642 in 2000, 1999 and
1998, respectively. The amounts payable to Carbomedics were $1,534,914 and $1,266,452 at December 31, 2000 and 1999, respectively.

     At December 31, 2000, the Company's inventory is in excess of its current requirements based on the recent level of sales. Management believes that excess quantities will be utilized now that the United States Food and Drug Administration has approved its valve for sale in the U.S. Management is unable to make a meaningful estimate of inventory usage for the next 12 months and, accordingly, inventory is classified as current asset as of December 31, 2000.

10. BENEFIT PLAN
----------------

     The Company has a defined contribution salary deferral plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The Plan allows eligible employees to contribute up to 12% of their annual compensation, with the Company contributing an amount equal to 25% of each employee's contribution. The Company recognized expense for contributions to the Plan of $59,623, $51,302 and $47,946 during 2000, 1999 and 1998, respectively.

11. SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK
----------------------------------------------------------

     The Company operates in one segment, the sale of a bileaflet mechanical heart valve. As a result, the information disclosed herein materially represents all of the financial information related to the Company's principal operating segment. The Company derived the following percentages of its net sales from the following geographic regions:

                                                            --------------------
                                                            2000    1999    1998
--------------------------------------------------------------------------------
Europe                                                       46%     59%     60%
Asia Pacific                                                 34      25      23
North America                                                 4       5       6
Emerging Markets                                             16      11      11

     Shown below are the percentage of sales of specific customers which exceeded 10% for the years shown:

                                                           ---------------------
                                                            2000    1999    1998
--------------------------------------------------------------------------------
Customer A                                                 19.2%   18.6%   19.2%
Customer B                                                   --    14.7    16.0
Customer C                                                 12.9    16.2    15.1
Customer D                                                 11.9      --      --

     The Company had balances owing by four customers and one customer, respectively, which represented 53% and 19% of its outstanding accounts receivable balances, respectively, at December 31, 2000 and 1999.

12. NET INCOME PER SHARE
------------------------

     The following table sets forth the reconciliation of the denominator for the calculation of basic and diluted net income per share:

                                      ------------------------------------------
                                         2000            1999            1998
--------------------------------------------------------------------------------
Denominator for
  basic net income
  per share--weighted
  average shares                      20,031,611      17,858,310      17,737,887
Effect of dilutive
  securities:
    Stock options                        836,577         512,654         392,653
--------------------------------------------------------------------------------
Denominator for
  diluted net income
  per share--adjusted
  weighted average
  shares                              20,868,188      18,370,964      18,130,540
================================================================================


13. QUARTERLY FINANCIAL DATA (UNAUDITED)
----------------------------------------

     Quarterly data for 2000 and 1999 was as follows:

                                                          Quarter
                                     First        Second          Third        Fourth
-------------------------------------------------------------------------------------
Year ended December 31, 2000
Net sales                      $ 4,127,355   $ 2,704,180    $ 3,707,529   $ 4,045,504
Gross profit                     1,543,303       898,462      1,274,695     1,309,644
Net income (loss)                  400,996      (234,144)       207,727       129,982
Earnings per share:
  Basic                        $       .02   $      (.01)   $       .01   $       .01
  Diluted                      $       .02   $      (.01)   $       .01   $       .00

Year ended December 31, 1999
Net sales                      $ 4,190,296   $ 4,721,854    $ 4,258,127   $ 4,291,687
Gross profit                     1,643,384     1,783,887      1,618,877     1,429,702
Net income                         688,012       779,518        655,716       514,665
Earnings per share:
  Basic                        $       .04   $       .04    $       .04   $       .03
  Diluted                      $       .04   $       .04    $       .04   $       .03