Form 10-K, Exhibit 13
period 2001-12-31
ATS MEDICAL INC
filed 2002-03-26
CIK 824068

                              FINANCIAL HIGHLIGHTS

Year Ended December 31,                2001                  2000                1999               1998               1997
---------------------------------------------------------------------------------------------------------------------------
Net sales                      $ 15,079,794         $  14,584,568         $17,461,964        $17,960,483        $14,515,915

Operating income (loss)
     for the year                (7,883,634)             (944,775)          1,766,243          1,555,296            689,150

Net income (loss)
     for the year                (6,843,566)              504,561           2,637,911          2,838,943          2,102,667

Net income (loss)
     per share-diluted                (0.31)                 0.02                0.14               0.16               0.12

Total assets                     94,971,232           102,353,776          61,116,685         58,431,376         54,386,031

Long-term debt                            0                     0                   0                  0                  0

Total shareholders'
     equity                      92,223,249            98,525,105          58,841,598         55,819,575         53,522,739

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We manufacture and market a mechanical bileaflet heart valve with a patented pivot design. Our heart valve is used to treat valvular heart disease caused by the natural aging process, rheumatic heart disease and congenital defects. We have received regulatory approvals to market the ATS heart valve in the United States and most international markets, principally Europe, Japan, Canada and Australia.

We commenced selling the ATS heart valve in international markets in 1992. We sell the valve to independent distributors with assigned territories (generally a specific country or region) who in turn sell the valve to hospitals or clinics. Sales to our European distributors represented approximately 60% of our net sales in 1999, 46% in 2000, and 36% in 2001. Most of our sales to international distributors are denominated in U.S. dollars so currency risk is borne by the distributor; however, as the dollar increases in value relative to the distributor's local currency, the cost of the valve increases for the distributor even though ATS does not change the selling price. This has caused us to adjust the selling price to the affected distributors to help offset a portion of the currency loss. During 2001 we hired a direct sales force and began selling the ATS heart valve in the United States. As a result of these efforts, our U.S. sales as a percentage of our overall sales increased from 4% in 2000 to 17% in 2001.

We currently purchase all of the pyrolytic carbon components for the ATS heart valve from Sulzer Carbomedics, Inc. (Carbomedics) pursuant to a multi-year supply agreement entered into in 1990. The cost of the pyrolytic carbon components represents approximately 80% of the total cost of the ATS heart valve. Under the supply agreement with Carbomedics, the cost of the pyrolytic carbon components has varied according to annual volume purchases and is adjusted annually by reference to increases in the U.S. Department of Labor Employment Cost Index. In December 1999, we renegotiated the supply agreement with Carbomedics. The supply agreement, as amended, provides for significant reductions in our minimum purchase requirements and unit costs beginning in 2001. In December 2000 we again amended the supply agreement to purchase additional valves in 2001 and eliminate the minimum units for 2007. We are obligated to purchase pyrolytic carbon components from Carbomedics through 2006 and the Supply Agreement runs through 2007. In addition, under a new carbon agreement, Carbomedics has granted us an exclusive right to use its carbon coating technology to manufacture pyrolytic carbon components for the ATS heart valve. Carbomedics also has agreed to assist us in establishing our own pyrolytic carbon component manufacturing facility. In return, we have agreed to pay a license fee totaling $41 million over seven years, $13 million of which has been paid as of December 31, 2001.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements require management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations:

Allowance for Doubtful Accounts

Our distribution in international markets through independent distributors concentrates relatively large amounts of receivables in relatively few customer accounts. We have successfully done business with most of these distributors for many years. We record the sale to the distributor at the time the valve is shipped to the distributor. There may be a length of time between when the distributor receives product from us, puts it on the hospital shelf, bills the hospital and receives payment for the valve. Most of the time the distributor is paying us for the valve long before being paid by the hospital. Some of the hospitals are government funded. Payment to the distributor may be delayed due to government funding issues. Some governments have put restrictions on outgoing payments. We monitor amounts that are not paid according to term. We attempt to accrue for potential losses due to non-payment. Financial conditions in international markets can change very quickly and our allowance for doubtful accounts cannot anticipate all potential changes.

Long Term Assets--Technology License

In December 1999 we negotiated a license from Sulzer Carbomedics to allow us to make our own pyrolytic carbon components. The $41 million cost of the license is being paid according to a schedule in the agreement, which is tied to milestones. At December 31, 2001 we had paid $13 million. We have capitalized the total payments to date and we will amortize the license over the expected production utilizing the licensed technology. There has been no production under the license as of December 31, 2001 and production is expected to start out modestly in 2003 and grow according to demand for our heart valve. An alternative method of amortization would be to set a useful life and amortize a portion of the license each year. Due to the large inventory of components on hand such a method would charge significant amortization in years when we are making few if any components under the license. If sales forecasts are not met and production requirements need to be adjusted, we may have to adjust our method of amortization or determine if the technology license carrying value is realizable and if impaired, record a charge to the statement of operations.

Deferred Tax Assets

We have incurred losses in excess of $20 million and are eligible for tax credits of approximately $750,000. The losses are carried forward for U. S. and state corporate income taxes and can be used to reduce future taxes. At December 31, 2001 we had deferred tax assets totaling $8.65 million. We have taken a valuation allowance against this asset for its full amount because the carryforwards have a limited life and other limitations. An alternative accounting judgment would be to record the entire asset on our balance sheet and in subsequent periods, if it became apparent that a portion of the asset would not be realized, write it off against income in that period. In order to utilize that treatment we would have to decide that it was more likely than not that we would realize the deferred tax assets and credits.

Inventories

We have purchased heart valve components for the past nine years from Sulzer Carbomedics under a supply agreement negotiated in 1990 and subsequently amended in December 1999. These purchases were in excess of our sales and for the most part tied to minimums in the contract. Until we received approval from the U.S. FDA to sell the valve in the United States, it was impossible to estimate how much inventories would be needed to meet the demands of this significant market. While one year of selling the valve in the United States is not a trend, it does indicate that a portion of inventories on hand at December 31, 2001 is not likely to be sold in the coming twelve months and therefore should not be classified as a current asset. The estimate of inventories necessary to support current sales includes management projections not only of sales but inventories for new consignment accounts and contingencies.

RESULTS OF OPERATIONS

The table below contains information regarding the percentage of net sales of certain income and expense items for the three fiscal years ended December 31, 2001, and the percentage changes in these income and expense items from year to year. The following table should be read in conjunction with the paragraphs below:

                                         Percent of sales
                                           Year Ended
                                            December 31
                              ------------------------------------  2001 vs. 2000  2000 vs. 1999
                                 2001          2000         1999     net change %   net change %
------------------------------------------------------------------------------------------------
Net sales                        100%          100%         100%           3%          (16%)

Cost of Goods Sold                68%           66%          63%           8%          (13%)

Gross Profit                      32%           34%          37%          (5%)         (22%)

Operating Expenses

Research & Development            26%           13%           7%         104%           46%

Sales & Marketing                 33%            7%           5%         377%           22%

General & Administrative          25%           21%          15%          27%           18%

Total Expenses                    84%           41%          27%         112%           27%

Operating (Loss) Income          (52%)          (6%)         10%         734%         (153%)

Interest Income                    7%           10%           5%         (32%)          64%

(Loss) income before tax         (45%)           4%          15%       (1282%)         (79%)

Income Tax                         0%            1%           0%        (100%)          33%

Net Income (loss)                (45%)           3%          15%       (1456%)         (81%)

YEAR ENDED DECEMBER 31, 2001 COMPARED TO 2000

Net sales for the year ended December 31, 2001 increased 3% to $15,079,794 compared to $14,584,568 for the year ended December 31, 2000. Unit sales decreased 5% in 2001 compared to 2000. We experienced a decline in sales in Europe where the Euro continued to struggle in exchange value with the U.S. dollar, and competitors continued to lower prices. Our net sales in Europe declined 19% for the year ended December 31, 2001 compared to 2000 and our European unit sales declined by 17% in 2001 compared to 2000. Despite lowering our prices in Europe an average of 6%, European sales declined due to the impact of the weak Euro and competitive price-cutting. We received FDA approval to sell our heart valve in the United States in the fourth quarter of 2000. U.S. sales were 17% of total sales for the year ended December 31, 2001 and 4% for the year ended December 31, 2000.

During the first full year of selling the valve in the United States we have encountered significant competition. Some of our competitors are much larger and are able to spend more money promoting their products. Some competitors have lower costs and can use lower prices to retain customers. Some customers are slow or reluctant to change from a valve they have been implanting for many years. We will continue to promote our valve on the basis of its documented excellent clinical performance. Because this was the first year of U.S. sales we are unable to accurately forecast a rate of increase.

Cost of sales totaled $10,309,814 and $9,558,464 for 2001 and 2000, respectively, or 68% of sales for 2001 and 66% for 2000. The average cost per valve remained constant in 2001 compared to 2000. In the third quarter of 2001 we wrote down a portion of inventory to allow us to maintain some market share in less developed countries where we had been selling and where the realizable price is lower than our cost. The amount of this write down was approximately $1,000,000.

Gross profit totaled $4,769,980 or 32% of sales for the year ended December 31, 2001 versus $5,026,104 or 34% of sales, for the year ended December 31, 2000. The increase in average selling price from the introduction of the valve in the United States was offset by a decrease in the average selling prices in international markets and the write down of inventory discussed above, which resulted in a decrease in gross profit.

Research, development and engineering expenses totaled $3,905,556 for the year ended December 31, 2001 versus $1,911,815 for the year ended December 31, 2000. The increase in research, development and engineering expenses in 2001 resulted from operational qualification and validation of the carbon production equipment and making pilot coating runs. We increased our R&D personnel to 20 employees at December 31, 2001 compared to 8 employees at December 31, 2000. Approximately 18% and 4% of our research and development expenses for 2001 and 2000, respectively, were for Carbomedics consulting services related to setting up the carbon facility.

With the hiring of a direct sales force in the United States, we began displaying selling expense as a separate line of operating expense in the statement of operations in 2001. For the year ended December 31, 2001, we spent $4,904,205 on sales and marketing compared to $1,028,333 for the year ended December 31, 2000. From November 2000 to May 2001, we hired four regional managers and 20 direct salespeople in the United States. During 2001 we also hired a director of marketing.

General and administrative expenses totaled $3,843,853 for the year ended December 31, 2001, an increase from the $3,030,731 general and administrative expenses recorded for the year ended December 31, 2000. We incurred one-time charges and severance expense associated with the resignation of our CEO and workforce reductions in September and November 2001. We wrote off certain uncollectable accounts totaling $222,570 in 2001 as compared to none in 2000. In addition, we accrued $197,700 in 2001 and $220,000 in 2000 to increase our allowance for doubtful accounts, which is included in general and administrative expense in the statement of operations. There were no management bonuses accrued in 2001. We had 89 employees at December 31, 2001 compared to 104 employees at December 31, 2000.

We reported a loss from operations for the year ended December 31, 2001 of $7,883,634. The increases in selling expense associated with the direct sales force, research spending associated with starting our carbon facility, the inventory charge taken for lower of cost or market issues and the one-time charge associated with workforce reductions were the primary causes for the increase in the operating loss. We incurred a loss from operations for the year ended December 31, 2000 of $944,775 due to the decline in gross profit and the increases in research and development expense and selling, general and administrative spending.

We have accumulated net operating loss carryforwards for U.S. tax purposes.
Section 382 of the Internal Revenue Code of 1986, as amended, provides, in part, that if an "ownership change" occurs with respect to any corporation with net operating loss carryforwards, such as our Company, the net operating loss carryforwards can be used to offset future income only to the extent of the annual "Section 382 limitation." An ownership change generally occurs if there has been more than a 50 percent change in the stock ownership of a corporation over a three-year period. The Section 382 limitation is an amount determined by multiplying the value of the corporation's stock on the date of an ownership change by the federal long-term tax-exempt rate in effect for the month of the ownership change. As a result of Section 382, utilization of all or a portion of a corporation's net operating loss carryforwards may be limited Due to the application of the annual Section 382 limitation and the other provisions of
Section 382, some of our net operating loss carryforwards may expire before we can use them to reduce our federal income tax liabilities.

Interest income totaled $1,040,068 for the year ended December 31, 2001 compared to $1,523,793 for the year ended December 31, 2000. The decrease in interest income in 2001 was primarily due to lower average cash balances as we invested in carbon manufacturing and direct U.S. distribution. Interest rates have declined several times in the past 18 months and coupled with continued use of our cash, we expect to earn less than 50% of the interest earned in 2001 in 2002.

We realized a net loss of $6,843,566 or $0.31 per share for the year ended December 31, 2001. Net income totaled $504,561 or $0.02 per share for the year ended December 31, 2000. The increased research and development spending associated with our carbon project and the hiring of the direct sales force in the United States caused expenses to exceed gross profit resulting in a loss for 2001.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO 1999

Net sales for the year ended December 31, 2000 decreased 16% to $14,584,568 compared to $17,461,964 for the year ended December 31, 1999. Unit sales decreased 12% in 2000 compared to 1999. The decline in sales was principally in Europe where the Euro declined in exchange value with the U.S. dollar by 18% and competitors lowered prices. Our net sales in Europe declined 35% for the year ended December 31, 2000 compared to 1999 and our European unit sales declined by 32% in 2000 compared to 1999.

Cost of sales totaled $9,558,464 and $10,986,114 for 2000 and 1999, respectively, or 66% of sales for 2000 and 63% for 1999. The price of the carbon components contained in the valves sold in 2000 decreased 0.6% as compared to the price of carbon components contained in the valves sold in 1999.

Gross profit totaled 5,026,104 or 34% of sales for the year ended December 31, 2000 compared to gross profit of $6,475,850 or 37% of sales for year ended December 31, 1999. The decline in average selling prices as well as changes in geographic sales mix, were the largest factors in the decline in gross profit.

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

Selling, general and administrative expenses totaled $4,059,064 for the year ended December 31, 2000, an increase from the $3,403,076 selling, general and administrative expenses recorded for the year ended December 31, 1999. We began hiring and training U.S. sales personnel for the October 2000 approval of the valve.

We incurred a loss from operations for the year ended December 31, 2000 due to the decline in gross profit and the increases in research and development expense and selling, general and administrative spending. We recorded $1,766,243 in operating income for the year ended December 31, 1999 or 10% of sales.

We accrued a significantly smaller amount of money for management bonuses for 2000 compared to 1999. Management bonuses are determined by a formula that takes into account growth in sales and operating income. We had 104 employees at December 31, 2000 compared to 86 employees at December 31, 1999.

Interest income totaled $927,552 for the year ended December 31, 1999 compared to $1,523,793 for the year ended December 31, 2000. The increase in interest income in 2000 was primarily due to higher average cash balances following our two equity transactions.

Net income totaled $2,637,911 for the year ended December 31, 1999 compared to $504,561 for the year ended December 31, 2000. The increase in interest income was offset by the increases in research and development and selling, general and administrative spending for 2000. In addition, the decrease in gross profit reduced 2000 net income.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities decreased by $18,300,425 from $31,077,465 at December 31, 2000 to $12,777,040 at December 31, 2001. Inventory
purchases, capital equipment additions for the carbon facility, the hiring of a direct sales force in the U.S. and a $5 million payment on the carbon technology agreement used cash beyond that provided by operations.

During 2001 we purchased $12 million of heart valve components in accordance with the terms of our long-term supply agreement with Carbomedics. During 2002 we are obligated to purchase approximately $8.3 million of carbon components under the supply agreement. We estimate that our minimum purchase requirements under the supply agreement with Carbomedics from 2002 through 2007 will total approximately $18 million. The minimum purchases under the supply agreement are not tied to sales levels, thus a small increase in valve component inventory may occur during 2002.

At December 31, 2001 we reclassified $40 million of inventory from current assets to long-term assets. Much of this inventory is completed valves and carbon components. There is no wear, erosion, or other degradation of the inventory while on the shelf. Finished valves have been sterilized and must be implanted within five years of sterilization, otherwise they must be re-sterilized.

Under the carbon agreement entered into in December 1999, we have agreed to pay Carbomedics a license fee of $41 million. We have made payments totaling $13 million and the remaining $28 million is due in installments over the next five years. In addition to granting us an exclusive worldwide right and license to use its carbon coating technology to manufacture pyrolytic carbon components for the valve under this agreement, Carbomedics has agreed to assist us in designing, building and commencing operations in our own pyrolytic carbon production facility in Minneapolis, Minnesota. The plant is set up and is currently undergoing operational qualification and validation steps.

Accounts receivable decreased from $6,581,315 at December 31, 2000 to $4,082,992 at December 31, 2001. A majority of our sales have been to customers in international markets. At

December 31, 2001, the account balance for our six largest European distributors totaled 57% of outstanding receivables. We have done business with these customers since 1992 and the size of the receivables, while substantial, is consistent with the growth of business in these markets and in line with the size of these customers' overall business.

The majority of the $3.3 million we spent on leasehold improvements, furniture and equipment in 2001 was for the carbon facility. Our capital equipment budget for 2002 is less than $250,000.

Current liabilities decreased from $3,828,671 at December 31, 2000 to $2,747,983 at December 31, 2001. The decrease reflects primarily a decrease in accounts payable related to the amount owing to Carbomedics under the supply agreement. We have no long-term debt and our only significant long-term capital obligation is to Carbomedics under the supply and carbon agreements.

Based upon our current rate of sales, our anticipated purchase obligations under the supply agreement, the license fee payments under the carbon agreement, the expenses associated with maintaining a direct sales force in the United States and other expected expenses, we anticipate that we will not need additional capital during 2002. However, we must achieve a significant rate of increase in U.S. valve sales, and reverse the decline in European sales experienced in 2001 or we will need to raise additional capital in the future.

In addition, as identified in our cautionary statement below, any adverse change that affect our access to the capital markets, the construction of our carbon facility, or future demand for our products will affect our longer term liquidity. Maintaining adequate levels of working capital depends in part upon the success of our products in the marketplace, the relative profitability of those products and our ability to control operating and capital expenses. Funding of our operations in future periods may require additional investments in ATS in the form of equity or debt. There can be no assurance that we will achieve desired levels of sales or profitability, or that future capital infusions will be available.

THE SINGLE EUROPEAN CURRENCY

A significant portion of our sales occur in Europe. Effective January 1, 1999 various European countries began utilizing a single currency, the "Euro". From January 1999 through December 2001, merchants were encouraged to discontinue using local country currencies and begin using the Euro to transact business. Beginning in 2002, it is required that business in the European Community be conducted using the Euro. We sell to all of our customers in U.S. dollars and do not expect to have accounting system issues relative to currency translation. Our selling prices are similar to most of our European distributors and therefore should not cause significant disruption whether in dollars or Euros. From its introduction in January 1999, the rate of exchange for the Euro versus the U.S. dollar declined by as much as 30%. Our European distributors in most cases were unable to increase their local currency selling price for the valve. These distributors informed us that their profit margins were being significantly reduced and we adjusted our pricing to give them some relief. Our European revenue declined 35% in 2000 compared to 1999 and 19% in 2001 compared to 2000. Europe is a very important market for us.

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

In accordance with the Act, the Company identifies the following important general factors which, if altered from the current status, could cause the Company's actual results to differ from those described in any forward-looking statements: the continued acceptance of the Company's mechanical heart valve in international markets, the rate of increase of acceptance of the Company's valve in the United States, our ability to hire, retain and manage a direct sales force in the United States, the continued clinical performance of the Company's mechanical heart valve, the actions of the Company's competitors including pricing changes and new product introductions, the continued performance of the Company's independent distributors in selling the valve, the actions of the Company's supplier of pyrolytic carbon components for the valve and difficulties we may encounter in establishing and operating our own pyrolytic carbon manufacturing capability as well as the matters discussed on our "Cautionary Statements" filed as Exhibit 99.1 to our form 10-K for the year ended December 31, 2001. This list is not exhaustive and the Company may supplement this list in any future filing or in connection with the making of any specific forward-looking statement.

COMMON STOCK INFORMATION

The Company's common stock (the "Common Stock") is traded on the Nasdaq National Market under the symbol "ATSI." The following table sets forth the high and low sale prices since January 1, 2000. Prices represent transactions between dealers and do not reflect retail markups, markdowns, or commissions.

      2001           High               Low             2000              High               Low
----------------------------------------------------------------------------------------------------
First Qtr         $    13.63        $     7.00         First Qtr        $    15.00        $     7.81
Second Qtr             13.01              7.00        Second Qtr             14.81              9.25
Third Qtr              11.48              3.25         Third Qtr             16.81             11.88
Fourth Qtr              5.78              2.98        Fourth Qtr             18.50             11.13

As of December 31, 2001 there were 546 record holders of the Common Stock. The Company has not paid cash dividends and has no present intentions of paying cash dividends on its Common Stock.

Market Makers

During 2001, the following securities firms were the most significant market makers of the Company's common stock:

   Piper Jaffray Companies Inc.
   Sun Trust Capital Markets Inc
   A.G. Edwards & Sons, Inc.
   Morgan, Keegan & Company
   Knight Securities L.P.
   Dain Rauscher Inc.
   Spear, Leeds & Kellogg

                         Report of Independent Auditors

The Board of Directors and Shareholders
ATS Medical, Inc.

We have audited the accompanying consolidated statements of financial position of ATS Medical, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATS Medical, Inc. and subsidiary at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 25, 2002

                                ATS Medical, Inc.

                  Consolidated Statements of Financial Position

                                                                                 DECEMBER 31
                                                                          2001                  2000
                                                                      -----------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                          $   5,078,750         $  14,804,195
   Short-term investments                                                 7,698,290            16,273,270
                                                                      -----------------------------------
                                                                         12,777,040            31,077,465
   Accounts receivable, less allowance of $400,000 in 2001 and
     $425,000 in 2000                                                     4,082,992             6,581,315
   Inventories                                                           17,348,901            51,488,128
   Prepaid expenses                                                         570,716               615,680
                                                                      -----------------------------------
Total current assets                                                     34,779,649            89,762,588

Leasehold improvements, furniture, and equipment, net                     6,753,483             4,167,326

Inventories                                                              40,000,000                    --

Technology license                                                       13,000,000             8,000,000

Other assets                                                                438,100               423,862
                                                                      -----------------------------------
Total assets                                                          $  94,971,232         $ 102,353,776
                                                                      ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
   Accounts payable                                                   $   2,271,100         $   3,484,674
   Accrued payroll and expenses                                             476,883               343,997
                                                                      -----------------------------------
Total current liabilities                                                 2,747,983             3,828,671

Shareholders' equity:
   Common Stock, $.01 par value:
     Authorized shares - 40,000,000
     Issued and outstanding shares - 22,203,940 in 2001 and
       22,097,501 in 2000                                                   222,039               220,975
   Additional paid-in capital                                           111,354,615           110,813,969
   Accumulated deficit                                                  (19,353,405)          (12,509,839)
                                                                      -----------------------------------
Total shareholders' equity                                               92,223,249            98,525,105
                                                                      -----------------------------------
Total liabilities and shareholders' equity                            $  94,971,232         $ 102,353,776
                                                                      ===================================

See accompanying notes.

                                ATS Medical, Inc.

                      Consolidated Statements of Operations

                                                                     YEAR ENDED DECEMBER 31
                                                          2001                 2000                1999
                                                      -----------------------------------------------------
Net sales                                             $ 15,079,794         $ 14,584,568         $17,461,964
Cost of goods sold                                      10,309,814            9,558,464          10,986,114
                                                      -----------------------------------------------------
Gross profit                                             4,769,980            5,026,104           6,475,850

Expenses:
   Research, development, and engineering                3,905,556            1,911,815           1,306,531
   Selling and marketing                                 4,904,205            1,028,333             840,690
   General and administrative                            3,843,853            3,030,731           2,562,386
                                                      -----------------------------------------------------
                                                        12,653,614            5,970,879           4,709,607
                                                      -----------------------------------------------------
Operating (loss) income                                 (7,883,634)            (944,775)          1,766,243

Interest income                                          1,040,068            1,523,793             927,552
                                                      -----------------------------------------------------

(Loss) income before income taxes                       (6,843,566)             579,018           2,693,795
Income tax expense                                              --               74,457              55,884
                                                      -----------------------------------------------------
Net (loss) income                                     $ (6,843,566)        $    504,561         $ 2,637,911
                                                      =====================================================

Net (loss) income per share:
   Basic                                              $       (.31)        $        .03         $       .15
   Diluted                                            $       (.31)        $        .02         $       .14

Weighted average number of shares outstanding:
   Basic                                                22,158,513           20,031,611          17,858,310
   Diluted                                              22,158,513           20,868,188          18,370,964

See accompanying notes.

                                ATS Medical, Inc.

            Consolidated Statement of Changes in Shareholders' Equity

                                                                                          ACCUMULATED
                                                      COMMON STOCK        ADDITIONAL       OTHER
                                                 ----------------------     PAID-IN     COMPREHENSIVE   ACCUMULATED
                                                   SHARES      AMOUNT       CAPITAL         INCOME         DEFICIT        TOTAL
                                                 ----------------------------------------------------------------------------------
Balance at December 31, 1998                     17,824,137   $ 178,241   $ 71,249,846     $ 43,799    $(15,652,311)   $ 55,819,575
   Common Stock issued under the Employee
   Stock Purchase Plan                               17,792         178        108,960           --              --         109,138
   Stock options exercised                           67,081         671        274,608           --              --         275,279

   Change in foreign currency translation                --          --             --         (305)             --            (305)
   Net income for the year                               --          --             --           --       2,637,911       2,637,911
                                                                                                                       ------------
   Comprehensive income                                                                                                   2,637,606
                                                 ----------------------------------------------------------------------------------
Balance at December 31, 1999                     17,909,010     179,090     71,633,414       43,494     (13,014,400)     58,841,598
   Common Stock issued under the Employee
   Stock Purchase Plan                               13,318         133        118,379           --              --         118,512
   Stock options exercised                          347,900       3,479      1,351,024           --              --       1,354,503
   Sale of Common Stock                           3,827,273      38,273     37,711,152           --              --      37,749,425

   Change in foreign currency translation                --          --             --      (43,494)             --         (43,494)
   Net income for the year                               --          --             --           --         504,561         504,561
                                                                                                                       ------------
   Comprehensive income                                                                                                     461,067
                                                 ----------------------------------------------------------------------------------
Balance at December 31, 2000                     22,097,501     220,975    110,813,969           --     (12,509,839)     98,525,105
   Common Stock issued under the Employee
   Stock Purchase Plan                               39,885         399        210,663           --              --         211,062
   Stock options exercised                           66,554         665        329,983           --              --         330,648
   Net loss and comprehensive loss for the
   year                                                  --          --             --           --      (6,843,566)     (6,843,566)
                                                 ----------------------------------------------------------------------------------
Balance at December 31, 2001                     22,203,940   $ 222,039   $111,354,615     $     --    $(19,353,405)   $ 92,223,249
                                                 ==================================================================================

See accompanying notes.

                                ATS Medical, Inc.

                      Consolidated Statements of Cash Flows

                                                                    YEAR ENDED DECEMBER 31
                                                             2001            2000            1999
                                                         --------------------------------------------
OPERATING ACTIVITIES
Net (loss) income                                        $ (6,843,566)   $    504,561    $  2,637,911
Adjustments to reconcile net (loss) income to net cash
   used in operating activities:
     Depreciation                                             687,654         272,885         290,070
     Loss on disposal of equipment                             13,820           5,387         209,872
     Changes in operating assets and liabilities:
       Accounts receivable                                  2,498,323        (421,691)       (338,925)
       Prepaid expenses                                        44,964        (187,846)         30,829
       Other assets                                           (14,238)        (20,670)        (15,642)
       Inventories                                         (5,860,773)    (12,853,539)     (8,679,871)
       Accounts payable and accrued expenses               (1,080,688)      1,553,584        (227,607)
                                                         --------------------------------------------
Net cash used in operating activities                     (10,554,504)    (11,147,329)     (6,093,363)

INVESTING ACTIVITIES

Purchases of short-term investments                       (19,289,620)    (24,908,245)    (11,398,525)
Maturities of short-term investments                       27,864,600      14,294,337      18,592,048
Payments for technology license                            (5,000,000)     (3,000,000)     (5,000,000)
Purchases of leasehold improvements, furniture, and
   equipment                                               (3,287,631)     (3,644,155)       (207,708)
                                                         --------------------------------------------
Net cash provided by (used in) investing activities
                                                              287,349     (17,258,063)      1,985,815

FINANCING ACTIVITIES
Net proceeds from issuance of Common Stock                    541,710      39,222,440         384,417
                                                         --------------------------------------------
Net cash provided by financing activities                     541,710      39,222,440         384,417
Effect of exchange rate changes                                    --         (43,494)           (305)
                                                         --------------------------------------------
(Decrease) increase in cash and cash equivalents           (9,725,445)     10,773,554      (3,723,436)
Cash and cash equivalents at beginning of year             14,804,195       4,030,641       7,754,077
                                                         --------------------------------------------
Cash and cash equivalents at end of year                 $  5,078,750    $ 14,804,195    $  4,030,641
                                                         ============================================

See accompanying notes.

                                ATS Medical, Inc.

                   Notes to Consolidated Financial Statements

                                December 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

ATS Medical, Inc. (the Company) manufactures and sells a bileaflet mechanical heart valve. The Company received U.S. Food and Drug Administration approval to market the valve in the United States in October 2000, and the Company is now permitted to sell valves throughout the world.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, ATS Medical Sales, Inc., after elimination of significant intercompany accounts and transactions.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

SHORT-TERM INVESTMENTS

Short-term investments are comprised of debt securities and are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a component of comprehensive income in shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other income.

INVENTORIES

Inventories are carried at the lower of cost (first-in, first-out basis) or market. The majority of the inventories consists of purchased components. The Company has recorded a valuation reserve against inventories of $200,000 as of December 31, 2001 and 2000.

                                ATS Medical, Inc.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At December 31, 2001, the Company's inventory is in excess of its current requirements based on the recent level of sales. Management believes that excess quantities will be utilized over several years now that the U.S. Food and Drug Administration has approved its valve for sale in the United States. As such, the Company has classified $40,000,000 of inventories as noncurrent assets.

OTHER ASSETS

Prior to obtaining directors' and officers' liability insurance, the Company had placed monies into a self-insurance trust to provide coverage for potential issues. At December 31, 2001 and 2000, the deposits within the trust amounted to $438,100 and $423,862, respectively.

LEASEHOLD IMPROVEMENTS, FURNITURE, AND EQUIPMENT

Leasehold improvements, furniture, and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:


   Furniture and fixtures                                     7 years
   Equipment                                                  5 to 7 years

Leasehold improvements are amortized over the related lease term or estimated useful life, whichever is shorter.

TECHNOLOGY LICENSE

The Company has a commitment to purchase an exclusive, worldwide right and license to use Sulzer Carbomedics, Inc. (Carbomedics) pyrolytic carbon technology (see Note 8 - Commitments). As the specific criteria are met that obligate the Company to make payments under the commitment, the payment amount will be capitalized as part of the technology license with amortization commencing upon the Company's utilization of the technology in its own manufacturing facility.

                                ATS Medical, Inc.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAXES

Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities.

STOCK-BASED COMPENSATION

The Company follows Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options. Under APB No. 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                                ATS Medical, Inc.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET INCOME PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares outstanding and excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year.

RECLASSIFICATIONS

Certain prior year balances were classified to conform with the current year presentation.

2. SHORT-TERM INVESTMENTS

As of December 31, 2001 and 2000, the cost of short-term investments held by the Company, which have maturity dates of one year or less, approximated their fair market value of $7,698,290 and $16,273,270, respectively. As a result, no unrealized gains or losses were recognized at December 31, 2001 and 2000.

3. LEASEHOLD IMPROVEMENTS, FURNITURE, AND EQUIPMENT, NET

Leasehold improvements, furniture, and equipment consists of the following:

                                                             DECEMBER 31
                                                       2001              2000
                                                    ----------------------------
Furniture and fixtures                              $  356,155        $  268,186
Equipment                                            2,287,512         1,854,538
Leasehold improvements                               3,227,787         2,757,881
Construction in progress                             3,428,121         1,205,421
                                                    ----------------------------
                                                     9,299,575         6,086,026
Less accumulated depreciation                        2,546,092         1,918,700
                                                    ----------------------------
                                                    $6,753,483        $4,167,326
                                                    ============================

                                ATS Medical, Inc.

4. EMPLOYEE STOCK PURCHASE PLAN

In May 1998, the Company implemented the 1998 ATS Medical, Inc. 423 Employee Stock Purchase Plan. Under the terms of the plan, employees are eligible to purchase Common Stock of the Company on a quarterly basis. Employees can purchase Common Stock at 85% of the lesser of the market price of the Common Stock on the first day of the quarter or the last day of the quarter. During 2001 and 2000, shares of Common Stock totaling 39,885 and 13,318 were purchased under the plan at prices ranging from $3.24 to $10.84 and $7.65 to $11.48 per share, respectively.

5. COMMON STOCK AND STOCK OPTIONS

In March 2000, the Company sold, in a private transaction, 1,100,000 shares of its Common Stock at a price of $9.00 per share. In July 2000, in another private equity sale, the Company sold 2,727,273 shares of its Common Stock at a price of $11.00 per share. Net proceeds from these two offerings totaled $37,749,425.

The Company has a Stock Option Plan and a Stock Award Plan (the Plans) under which options to purchase Common Stock of the Company may be awarded to employees and nonemployees of the Company. The options may be granted under the Plans as incentive stock options (ISO) or as nonqualified stock options (non-ISO).

                                ATS Medical, Inc.

5. COMMON STOCK AND STOCK OPTIONS (CONTINUED)

The following table summarizes the options to purchase shares of the Company's Common Stock under the Plans:

                                                         STOCK OPTIONS
                                                       OUTSTANDING UNDER
                                       SHARES              THE PLANS          WEIGHTED AVERAGE
                                       RESERVED     -----------------------    EXERCISE PRICE
                                      FOR GRANT         ISO        NON-ISO       PER SHARE
                                      ------------------------------------------------------
Balance at December 31, 1998            885,379       707,852       437,172      $     5.27
  Options granted                      (333,000)      155,218       177,782            7.75
  Options exercised                          --       (57,638)      (10,000)           4.15
  Options canceled                       14,300       (14,300)           --            6.39
                                      -------------------------------------
Balance at December 31, 1999            566,679       791,132       604,954            5.90
  Increase in shares reserved for
    grant                             1,000,000            --            --              --
  Options granted                      (886,000)      411,853       474,147            9.99
  Options exercised                          --      (168,650)     (179,250)           3.89
  Options canceled                       17,875       (17,875)           --            7.06
  Options expired                        (1,054)           --            --              --
                                      -------------------------------------
Balance at December 31, 2000            697,500     1,016,460       899,851            8.15
  Options granted                      (496,857)      322,415       174,442            8.42
  Options exercised                          --       (40,115)       (1,439)           5.78
  Options canceled                       85,399      (108,874)      (25,325)           9.54
  ISO shares made non-qualified in
                              2001           --       (81,050)       81,050              --
                                      -------------------------------------
Balance at December 31, 2001            286,042     1,108,836     1,128,579            8.17
                                      =====================================

                                      OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                          --------------------------------------------      ----------------------------
                                           WEIGHTED          WEIGHTED                          WEIGHTED
                                            AVERAGE          AVERAGE                           AVERAGE
         RANGE OF            NUMBER        REMAINING         EXERCISE           NUMBER         EXERCISE
     EXERCISE PRICES       OUTSTANDING  CONTRACTUAL LIFE       PRICE         EXERCISABLE        PRICE
   -------------------    ------------  ----------------    ----------      ------------     ------------
     $ 3.37 - $ 7.88           784,957      4.98 years        $  5.78           676,457        $  5.69
       8.05 -   9.88         1,274,958      8.45 years           9.10           460,875           9.53
      10.00 -  16.19           177,500      7.39 years          12.01            78,750          10.98
                           -----------                                       ----------
       3.37 -  16.19         2,237,415      7.15 years           8.17         1,216,082           7.49
                           ===========                                       ==========

                                ATS Medical, Inc.

5. COMMON STOCK AND STOCK OPTIONS (CONTINUED)

The weighted average fair value of options granted during the years ended December 31, 2001, 2000, and 1999 was $6.15, $6.94, and $7.75, respectively.

In 2001, non-Plan options to purchase 25,000 shares, exercisable at $3.63 per share, were exercised.

At December 31, 2001, 2000, and 1999, Plan and non-Plan options for 1,216,082, 1,002,011, and 1,015,361 shares of Common Stock, respectively, were exercisable at a weighted average price of $7.49, $7.04, and $5.60 per share, respectively. Options can be exercised by tendering shares previously acquired.

The Company has elected to follow APB No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000, and 1999: risk-free interest rate of 5.18%, 5.53%, and 5.30%, respectively; dividend yield of 0%; volatility factor of the expected market price of the Company's Common Stock of .77, .67, and .73; and a weighted average expected life of the option of seven years.

                                ATS Medical, Inc.

5. COMMON STOCK AND STOCK OPTIONS (CONTINUED)

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                              2001             2000             1999
                                         -----------------------------------------------
Pro forma net (loss) income              $  (8,752,946)   $  (1,977,776)   $     888,867

Pro forma net (loss) income per share:

  Basic                                  $        (.39)   $        (.10)   $         .05
  Diluted                                $        (.39)   $        (.10)   $         .05

The pro forma effect on net (loss) income is not representative of the pro forma effect on net income in future years.

The Company has 2,498,457 shares of Common Stock reserved for issuance.

                                ATS Medical, Inc.

6. LEASES

The Company has operating leases for its facilities in Plymouth, Minnesota. These leases expire at various dates through July 31, 2008. Future minimum lease payments under these agreements are as follows:

   2002                                             $   410,487
   2003                                                 417,413
   2004                                                 111,567
   2005                                                 111,567
   2006                                                 115,877
   Thereafter                                           193,028
                                                    -----------
                                                    $ 1,359,939
                                                    ===========

The rent expense was $395,425, $254,523, and $206,717 for 2001, 2000, and 1999,
respectively.

7. INCOME TAXES

At December 31, 2001, the Company had net operating loss carryforwards of approximately $20,600,000 plus credits for increasing research and development costs of approximately $616,000 and a credit of approximately $150,000 from alternative minimum tax, which are available to offset future taxable income or reduce taxes payable through 2020. These carryforwards and credits will begin expiring in 2007 and 2003, respectively. The Company paid income taxes of $74,457 and $55,884 in 2000 and 1999, respectively.

Included as part of the Company's net operating loss carryforwards are approximately $2.2 million in tax deductions that resulted from the exercise of stock options. When these loss carryforwards are realized, the corresponding change in valuation allowance will be recorded as additional paid-in capital.

                              ATS Medical, Inc.

7. INCOME TAXES (CONTINUED)

Components of deferred tax assets and liabilities are as follows:

                                                            DECEMBER 31
                                                        2001           2000
                                                     --------------------------
Deferred tax assets (liabilities):
  Net operating loss carryforwards                   $ 7,614,000    $ 4,620,000
  Research and development credits                       616,000        616,000
  AMT credit                                             150,000        150,000
  Inventory reserves                                     118,000        332,000
  Depreciation                                           224,000         78,000
  Technology license amortization                       (518,000)            --
  Other                                                  446,000        203,000
                                                     --------------------------
Net deferred tax assets before valuation allowance     8,650,000      5,999,000
Less valuation allowance                              (8,650,000)    (5,999,000)
                                                     --------------------------
Net deferred tax assets                              $        --    $        --
                                                     ==========================

The Company's ability to utilize its net operating loss carryforwards to offset future taxable income is subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company.

Income tax expense consists of the following:

                                                    2001       2000       1999
                                                  ------------------------------
Current:
  Federal                                         $     --   $ 64,000   $ 47,884
  State                                                 --     10,457      8,000
                                                  ------------------------------
                                                  $     --   $ 74,457   $ 55,884
                                                  ==============================

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                                        2001       2000       1999
                                                      ----------------------------
Tax at statutory rate                                   34.0%      34.0%      34.0%
State income taxes                                       4.0        6.0        6.0
Impact of net operating loss carryforwards             (38.0)     (27.1)     (38.0)
                                                      ----------------------------
                                                          --%      12.9%       2.0%
                                                      ============================

                              ATS Medical, Inc.

8. COMMITMENTS

In 1990, the Company entered into various agreements with Carbomedics giving the Company the exclusive worldwide license to sell a bileaflet mechanical heart valve under patents held by Carbomedics. As part of the agreements, the Company entered into a 15-year supply contract that was amended several times.

In December 1999, the Company and Carbomedics entered into an agreement which entitles the Company to an exclusive, worldwide right and license to use Carbomedics' pyrolytic carbon technology to manufacture components for the Company's mechanical heart value. This agreement further provides that Carbomedics will assist the Company in various aspects to enable the Company's completion of a manufacturing facility in Minneapolis, Minnesota to produce its own pyrolytic carbon components. The purchase price for the technology license totals $41 million payable in eight installments contingent upon the attainment of specified milestones. As of December 31, 2001, $13 million has been paid and is included in the consolidated statements of financial position. Future payments under this agreement are as follows: $5 million per year in 2002 and 2003 and $6 million per year in the years 2004 through 2006.

The Company also has various other agreements with Carbomedics, including an amended supply agreement, which requires the Company to purchase approximately $8 million of components in 2002 and specified minimums of components for the years 2003-2006, which will approximate $18 million. Payments to Carbomedics were $14,049,719, $17,927,911, and $15,301,784 in 2001, 2000, and 1999,
respectively. The amounts payable to Carbomedics were $870,847 and $1,534,914 at December 31, 2001 and 2000, respectively.

9. BENEFIT PLAN

The Company has a defined contribution salary deferral plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 12% of their annual compensation, with the Company contributing an amount equal to 25% of each employee's contribution. The Company recognized expense for contributions to the plan of $76,167, $59,623, and $51,302 during 2001, 2000, and 1999, respectively.

                              ATS Medical, Inc.

10. SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK

The Company operates in one segment, the sale of a bileaflet mechanical heart valve. As a result, the information disclosed herein materially represents all of the financial information related to the Company's principal operating segment. The Company derived the following percentages of its net sales from the following geographic regions:

                                                     2001       2000       1999
                                                    ---------------------------
Europe                                                 36%        46%        59%
Asia Pacific                                           34         34         25
North America                                          19          4          5
Emerging Markets                                       11         16         11

Shown below are the percentage of sales of specific customers which exceeded 10% for the years shown:

                                                     2001       2000       1999
                                                    ---------------------------
Customer A                                           23.6%      19.2%      18.6%
Customer B                                             --         --       14.7
Customer C                                           10.3       12.9       16.2
Customer D                                             --       11.9         --

The Company had balances owing by three customers and four customers, respectively, which represented 45% and 53% of its outstanding accounts receivable balances, respectively, at December 31, 2001 and 2000.

                              ATS Medical, Inc.

11. NET INCOME PER SHARE - WEIGHTED AVERAGE SHARE CALCULATION

The following table sets forth the reconciliation of the denominator for the calculation of basic and diluted net income per share:

                                                    2001         2000         1999
                                                 ------------------------------------
Denominator for basic net income per
  share - weighted average shares                22,158,513   20,031,611   17,858,310
Effect of dilutive securities:
  Stock options                                          --      836,577      512,654
                                                 ------------------------------------
Denominator for diluted net income per share -
  adjusted weighted average shares               22,158,513   20,868,188   18,370,964
                                                 ====================================

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for 2001 and 2000 was as follows:

                                                                              QUARTER
                                                          FIRST          SECOND         THIRD         FOURTH
                                                        --------------------------------------------------------
   YEAR ENDED DECEMBER 31, 2001
   Net sales                                            $ 4,253,573    $ 4,415,222    $ 3,744,095    $ 2,666,904
   Gross profit                                           1,645,413      1,543,034        491,124      1,090,409
   Net loss                                                (575,317)    (1,347,763)    (2,374,310)    (2,546,176)

   Earnings per share:
     Basic                                              $      (.03)   $      (.06)   $      (.11)   $      (.11)
     Diluted                                            $      (.03)   $      (.06)   $      (.11)   $      (.11)

   YEAR ENDED DECEMBER 31, 2000
   Net sales                                            $ 4,127,355    $ 2,704,180    $ 3,707,529    $ 4,045,504
   Gross profit                                           1,543,303        898,462      1,274,695      1,309,644
   Net income (loss)                                        400,996       (234,144)       207,727        129,982

   Earnings per share:
     Basic                                              $       .02    $      (.01)   $       .01    $       .01
     Diluted                                            $       .02    $      (.01)   $       .01    $       .00