Form 10-K, Exhibit 13
period 2002-12-31
ATS MEDICAL INC
filed 2003-03-26
CIK 824068

                                                                               .
                                                                               .
                                                                               .
                                                                      Exhibit 13



Page 1, Annual Report to Shareholders


                              FINANCIAL HIGHLIGHTS

December 31                             2002              2001              2000              1999            1998
--------------------------------   --------------    --------------    --------------    --------------   --------------
Net Sales                          $   13,301,274    $   15,079,794    $   14,584,568    $   17,461,964   $   17,960,483

Operating income (loss) for
the year                              (17,907,909)       (7,883,634)         (944,775)        1,766,243        1,555,296

Net income (loss) for the
year                                  (18,212,266)       (6,843,566)          504,561         2,637,911        2,838,943

Net income (loss) per
share-diluted                               (0.82)            (0.31)             0.02              0.14             0.16

Total assets                           91,755,698        94,971,232       102,353,776        61,116,685       58,431,376

Long-term debt                          9,080,000                 0                 0                 0                0

Total Shareholders' equity             74,127,210        92,223,249        98,525,105        58,841,598       55,819,575

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We manufacture and market a mechanical bileaflet heart valve with a patented pivot design. Our heart valve is used to treat valvular heart disease caused by the natural aging process, rheumatic heart disease and congenital defects. We have received regulatory approvals to market the ATS heart valve in the United States and most international markets, principally Europe, Japan, China, Canada and Australia.

We commenced selling the ATS heart valve in international markets in 1992. Internationally, we sell the valve to independent distributors with assigned territories (generally a specific country or region) who in turn sell the valve to hospitals or clinics. Most of our sales to international distributors are denominated in U.S. dollars so currency risk is borne by the distributor. In December 2002, we formed ATS Medical France, a foreign subsidiary to sell our valves directly to hospitals in France. In France, we will consign valves to hospitals and invoice in euros when the valve is implanted. Sales to our European distributors represented approximately 46% of our net sales in 2000, 36% in 2001 and 26% in 2002. Sales to our Asian Pacific customers represented approximately 33% of our net sales in 2000, 34% in 2001 and 42% in 2002.

During 2001, we hired a direct sales force and began selling the ATS heart valve in the United States. Due to the cost of maintaining a full direct sales force, we decided in mid-June 2002 to switch to a hybrid sales force in the U.S. consisting of our top performing direct sales people plus independent manufacturers representatives. Our U.S. sales as a percentage of our overall sales was 4% in 2000, 19% in 2001 and 19% in 2002.

In the U.S. market and now in France, we recognize the selling price to the hospital. In other non-U.S. markets, we recognize the selling price to the distributor. As U.S. sales increase as a percentage of overall sales, the overall average selling price may increase, even though the average selling prices in some non-U.S. markets may be steady or declining. Hospital administrators continue to apply pressure for lower prices, and the willingness of competitors to reduce prices will continue to put pressure on revenue growth and margins.

To date we have purchased all of the pyrolytic carbon components for the ATS heart valve from Carbomedics, a division of Snia S.p.A. (formerly a division of Centerpulse (formerly Sulzer Medica)) pursuant to a multi-year supply agreement entered into in 1990. The cost of the pyrolytic carbon components represents approximately 80% of the total cost of the ATS heart valve. Under the supply agreement, the cost of the pyrolytic carbon components has varied according to annual volume purchases and is adjusted annually by reference to increases in the U.S. Department of Labor Employment Cost Index.

In December 1999, we renegotiated the supply agreement with Carbomedics resulting in significant reductions in our minimum purchase requirements and unit costs beginning in 2001. In late June 2002, we again amended the supply agreement such that our purchase obligations for the remainder of 2002 (with the exception of approximately eight weeks of work in process) would be suspended along with 100% of our purchase obligations for 2003, 2004, 2005 and 2006. In January of 2007 the purchase obligations for 2003 would resume, with the obligations for 2004 through 2006 to follow in each subsequent year. In addition, a technology transfer fee of $5 million due to Carbomedics at the end of 2002 will be paid in two equal installments in June and December of 2003. Furthermore, technology payments due in 2003, 2004, 2005 and 2006 totaling $23 million will begin to be paid based on a percentage of the cost of goods sold starting in January of 2005 with the first payment in June 2005 and subsequent payments every six months based on a percent of the cost of goods sold the previous six months subject to certain cumulative minimum amounts being paid by the end of 2006, 2007, 2008 and 2009.

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

Allowance for Doubtful Accounts

Our distribution in international markets through independent distributors concentrates relatively large amounts of receivables in relatively few customer accounts. We have successfully done business with most of these distributors for many years. We record the sale to the distributor at the time the valve is shipped to the distributor, with the exception of Italy where sales are recognized on a cash basis. There may be a length of time between when the distributor receives product from us, puts it on the hospital shelf, bills the hospital and receives payment for the valve. Most of the time the distributor is paying us for the valve long before he is paid. Some of the hospitals are government funded. Payment to the distributor may be delayed due to government funding issues. Some governments have put restrictions on outgoing payments. We monitor amounts that are not paid according to term. We attempt to accrue for potential losses due to non-payment. Financial conditions in international markets can change very quickly and our allowance for doubtful accounts cannot anticipate all potential changes.

Impairment of Technology License

At the end of the first quarter of 2002, the Company evaluated the carrying value of its technology license asset in accordance with the provisions of FASB Statement 142 (FASB No. 142), Goodwill and Other Intangible Assets, which were effective for the

Company as of January 1, 2002. Utilizing a discounted cash flow model, that analysis indicated the asset's carrying value was recoverable and the Company recognized no impairment as a result of the adoption of FASB No. 142. In the second quarter of 2002, the Company experienced decreased sales volumes, decreased average selling prices and initiated certain restructuring activities pertaining to its executive team and the manner in which it sells its product in the United States, changing from a direct sales force to a hybrid sales force of a few direct salespeople and several independent manufacturers representatives. In response to these conditions, the Company modified its pricing strategy and sales volume estimates in conjunction with the reorganization plan implemented and the increased competitive pressures in the European market. As a result of these conditions and changes, the Company reviewed its future cash flow analysis and changed its expectations of the sales volumes estimated and its selling prices of the heart valve in the cash flow model to evaluate the recoverability of its technology license. When compared to the revised fair value as calculated by discounting the new future cash flows projections at June 30, 2002, the Company determined a non-cash charge representing an impairment of this asset needed to be recognized in the amount of $8.1 million in the second quarter. This charge also reflects in part the effect of the amended milestone payments in the early years of the technology transfer agreement relative to the benefits of lower cost carbon not being realized until future years after the depletion of inventories currently on hand.

The assessment of potential impairment requires certain judgments and estimates by the Company, including the determination of an event indicating impairment; the future cash flows to be generated by the asset; risks associated with those cash flows; and the Company's discount rate to be utilized.

Deferred Tax Assets

We have incurred losses in excess of $28.5 million and are eligible for tax credits of approximately $633,000. The losses are carried forward for U.S. and state corporate income taxes and can be used to reduce future taxes. At December 31, 2002 we had deferred tax assets totaling $12.5 million. We have taken a valuation allowance against this asset for its full amount because the carryforwards have a limited life and other limitations. An alternative accounting judgment would be to record the entire asset on our balance sheet and in subsequent periods, if it became apparent that a portion of the asset would not be realized, write it off against income in that period. In order to utilize that treatment we would have to decide that it was more likely than not that we would realize the deferred tax assets and credits.

Inventories

We have purchased heart valve components for the past nine years from Carbomedics under a supply agreement negotiated in 1990, that was amended in December 1999 and again amended in June 2002. These purchases were in excess of our sales and for the most part tied to minimums in the contract. Until we received approval from the U.S. FDA to sell the valve in the United States, it was impossible to estimate how much inventory would be needed to meet the demands of this significant market. We have estimated that a portion of inventories on hand at December 31, 2001 and December 31, 2002 were not likely to be sold in the following twelve months periods and therefore should not be classified as a current asset. The estimate of inventories necessary to support current sales includes management projections not only of sales but inventories for new consignment accounts and contingencies.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO 2001

Net sales for the year ended December 31, 2002 decreased 12% to $13,301,274 compared to $15,079,794 for the year ended December 31, 2001. The decrease in sales revenues was primarily attributable to Europe where Italy remains on distributor accounting and France did not place orders during the majority of 2002. Unit sales for the year ended December 31, 2002 decreased 1% compared to unit sales for the year ended December 31, 2001. The average selling prices in 2002 decreased 12% compared to 2001. The decreases in average selling price was primarily attributable to lower prices in Europe due to competitive pricing. Revenue in the United States decreased 5% for the year ended December 31, 2002 compared to the year ended December 31, 2001, primarily because we were in the midst of reorganizing our sales representation during the second half of 2002.

During 2001, we hired a direct sales force and began selling the ATS heart valve in the United States. In mid-June 2002, we took certain cost savings measures including a reduction in our work force, which included the majority of our direct sales people. Independent manufacturers representatives were recruited to take the place of the former direct territories affected by the reduction in force. We will continue our efforts to organize our sales distribution in the U.S. We expect to have all managers in place by the end of first quarter 2003, with the remainder of the sales positions filled in the second quarter 2003. Valves are consigned to hospitals desiring to use the ATS valve and a sale is recorded once the valve is implanted. The "sales cycle" for new accounts can take from one to three months. We feel that we have a superior product, however, our competitors have larger sales staffs and greater financial resources so they are currently able to reach more potential customers. The rate at which we will open new accounts and realize new implants with our hybrid sales force is difficult to forecast from quarter to quarter.

Cost of goods sold totaled $12,306,736 and $10,309,814 for 2002 and 2001, respectively, or 93% of sales in 2002 and 68% for 2001. In both years, we wrote down a portion of inventory to allow us to maintain some market share in countries where the realizable valve price is lower than our cost. This charge to the cost of goods sold was $2,400,000 in 2002 and $1,000,000 in 2001. The average cost per valve remained constant in 2002 compared to 2001.

Gross profit totaled $994,538 or 7% of sales for the year ended December 31, 2002 versus $4,769,980 or 32% of sales, for the year ended December 31, 2001. The write down of inventory discussed above and the decrease in average selling prices were the principle factors for this decrease.

Research, development and engineering expenses totaled $2,425,374 for the year ended December 31, 2002 versus $3,905,556 for the year ended December 31, 2001, a decrease of 38%. Total expenses related to our own carbon manufacturing facility were approximately 74% and 78% of research and development for 2002 and 2001, respectively. Our focus during 2001 and the first quarter of 2002 was making qualification and verification coating runs, training ATS personnel on the new carbon manufacturing equipment installed during the period, and documenting procedures. This culminated with the submissions at the end of the first quarter 2002 to the TUV, who we use as a notified body for our European approval, and to the U.S. Food and Drug Administration. On May 29, 2002, we received notification from the FDA of full approval of our carbon manufacturing plant. As our existing inventories are depleted over the next few years, components from this facility are expected to allow for significant reduction in the cost of our components utilized in our valve.

Sales and marketing expenses decreased for the year ended December 31, 2002 to $3,312,157 compared to $4,904,205 for the year ended December 31, 2001. The decrease in expenses is due to the restructuring that took place in June 2002. Since the restructuring, we are utilizing a hybrid sales force consisting of direct sales people and independent manufacturers representatives. We expect our sales and marketing expenses to increase in future quarters as we complete our new sales organization.

General and administrative expenses totaled $3,113,551 for the year ended December 31, 2002, a 19% decrease from the $3,843,853 reported for the year ended December 31, 2001. The decrease is due to fewer personnel in the general and administrative departments as a result of certain reorganization initiatives during the second half of the year in 2002 compared to 2001.

We took an impairment charge on our technology license in the quarter ended June 30, 2002 in the amount of $8,100,000. During that quarter, we reached three additional milestones in conjunction with our technology license agreement with Carbomedics, which resulted in an additional $13.6 million of long-term obligations to be recognized on our balance sheet. At the end of our first quarter of 2002, we evaluated the carrying value of our technology license asset in accordance with the provisions of FASB Statement 142 (FASB No. 142), Goodwill and Other Intangible Assets, which were effective for the Company as of January 1, 2002. Utilizing a discounted cash flow model, that analysis indicated the asset's carrying value was recoverable and we recognized no impairment as a result of the adoption of FASB NO. 142. In the second quarter of 2002, we experienced decreased sales volumes, decreased average selling prices and initiated certain restructuring activities pertaining to our executive team and the manner in which we sell our products from a direct sales force to a hybrid sales force of a few direct salespeople and several independent manufacturers representatives. In response to these conditions, we modified our pricing strategy and sales volume estimates in conjunction with the reorganization plan implemented and the increased competitive pressures in the European market. As a result of these conditions and changes, we reviewed our future cash flow analysis and changed our expectations of the sales volume estimates and selling prices of the heart valve in the cash flow model to evaluate the recoverability of our technology license. When compared to the revised fair value as calculated by discounting the changed future cash flows at June 30, 2002, we determined a non-cash charge representing an impairment of this asset needed to be recognized in the amount of $8.1 million in the second quarter. This charge also reflects in part the effect of the amended milestone payments in the early years of the technology transfer agreement relative to the benefits of lower cost carbon not being realized until future years after the depletion of inventories currently on hand.

Our total reorganization expense for the year ended December 31, 2002 totaled $1,129,867. In 2002, the Board of Directors decided to implement cost containment measures and to seek a new management team to lead the business. As part of these cost reduction measures, approximately one half of the workforce, including all of the executive officers of the Company were released from employment. . As of December 31, 2002, we had 46 employees compared to 89 employees at December 31, 2001. Included in this total is approximately $235,000 accrued in December 2002 of additional reorganization expense related to releasing our former CEO from employment. The reorganization expenses consist of approximately $985,367 of severance pay and benefits, and $144,500 of rent that was expensed for the vacated portion of the Company's leased facility. Of the total reorganization expenses approximately $493,000 has not been paid as of December 31, 2002.

During the fourth quarter 2002, we terminated our relationship with our distributor covering France and Belgium because of violations of several conditions of the distributor agreement. The distributor has the right to return its inventory of valves to the Company as a result of the early termination clause within the distributor agreement. We accrued an estimated termination charge of $821,498, representing the margin on the valves that are expected to be returned and the estimated costs related to restocking such inventory for resale.

For the year ended December 31, 2002, we recognized interest expense of approximately $480,000 on the long-term debt. This interest results from the amortization of the $2.4 million discount amount on the non-interest bearing debt owed to Carbomedics for milestones achieved to date on the technology transfer agreement.

Interest income totaled $175,684 for the year ended December 31, 2002 compared to $1,040,068 for the year ended December 31, 2001. The decreases in interest income for the year ended December 31, 2002 were the result of lower average investable cash balances and lower interest rates.

ATS recorded a net loss of $18,212,266 or ($0.82) per share for the year ended December 31, 2002 compared to a net loss of $6,843,566 or ($0.31) per share for the year ended December 31, 2001. The decreases in gross margin and interest income, coupled with the impairment charge, reorganization expenses and distributor termination charge, were the reasons for the increased loss. We are improving our representation in the United States and making some changes in our international representation to increase sales and to return to profitability in future years.

ATS has accumulated approximately $28.5 million of net operating loss (NOL) carryforwards for U.S. tax purposes. ATS believes that its ability to fully utilize the existing net operating loss carryforwards could be restricted on a portion of the NOL for changes in control that may have occurred or may occur in the future. We have not accrued any tax benefits for such tax loss benefit.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO 2000

Net sales for the year ended December 31, 2001 increased 3% to $15,079,794 compared to $14,584,568 for the year ended December 31, 2000. Unit sales decreased 5% in 2001 compared to 2000. We experienced a decline in sales in Europe where the euro continued to struggle in exchange value with the U.S. dollar, and competitors continued to lower prices. Our net sales in Europe declined 19% for the year ended December 31, 2001 compared to 2000 and our European unit sales declined by 17% in 2001 compared to 2000. Despite lowering our prices in Europe an average of 6%, European sales declined due to the impact of the weak euro and competitive price-cutting. We received FDA approval to sell our heart valve in the United States in the fourth quarter of 2000. U.S. sales were 19% of total sales for the year ended December 31, 2001 and 4% for the year ended December 31, 2000.

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

Research, development and engineering expenses totaled $3,905,556 for the year ended December 31, 2001 versus $1,911,815 for the year ended December 31, 2000. The increase in research, development and engineering expenses in 2001 resulted from operational qualification and validation of the carbon production equipment and making pilot coating runs. We increased our research and development personnel to 20 employees at December 31, 2001 compared to 8 employees at December 31, 2000. Approximately 18% and 4% of our research and development expenses for 2001 and 2000, respectively, were for Carbomedics consulting services related to setting up the carbon facility.

With the hiring of a direct sales force in the United States, we began displaying selling expense as a separate line of operating expense in the statement of operations in 2001. For the year ended December 31, 2001 we spent $4,904,205 on sales and marketing compared to $1,028,333 for the year ended December 31, 2000. From November 2000 to May 2001 we hired four regional managers and 20 direct salespeople in the United States. During 2001 we also hired a director of marketing.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments decreased by $2,803,152 from $12,777,040 at December 31, 2001 to $9,973,888 at December 31, 2002. Inventory
purchases and operating losses including the reorganization expenses were primarily responsible for the cash used during fiscal 2002. With the reductions in personnel and spending enacted by ATS in the second quarter 2002, we were cash flow positive by approximately $1,521,000 for the second half of 2002. We do not expect to be cash flow positive for the majority of 2003, due primarily to the technology fee payments of $2,500,000 due in both June and December 2003.

Accounts receivable decreased from $4,082,992 at December 31, 2001 to $3,557,055 at December 31, 2002. The majority of the receivable balances are amounts owing from our international customers, where payments terms are 60 days or longer.

Current liabilities increased $5,800,505 from $2,747,983 at December 31, 2001 to $8,548,488 at December 31, 2002. The majority of the increase is the $5 million short-term note on the technology transfer payment where $2.5 million is due in both June and December 2003. Accrued reorganization charges totaling $492,572 consist of severance payments that will be paid out over the year in 2003. Accrued distributor liabilities totaling $1,597,323 at December 31, 2002 and $298,382 for December 31, 2001, consist of accrued distributor rebates plus the amount we expect to owe our terminated French distributor for returned valves and associated expenses.

Accounts payable decreased $835,645 from $1,345,780 at December 31, 2001 to $510,135 at December 31, 2002. The decrease in account payable is due to the amended supply agreement where we suspended component purchases from Carbomedics from July 2002 until January 2007. ATS had contracted to purchase $8.4 million of components during 2002 in accordance with the terms of its supply agreement with Carbomedics. On June 27, 2002 this agreement was amended to suspend carbon component purchases until January 2007, except for the current work in process that we received in the third quarter 2002. This suspension of component purchases reduced cash expenditures for the Company by approximately $3 million dollars in 2002. For the years 2003 to 2006, the total deferred expenditures will be approximately $18 million.

Under the carbon agreement entered into in December 1999, ATS agreed to pay Carbomedics a license fee of $41 million in annual installments ending in December 2006. In addition to granting ATS an exclusive worldwide right and license to use its carbon coating technology to manufacture pyrolytic carbon components for the ATS valve under this agreement, Carbomedics agreed to assist ATS in designing, building and commencing operations in its own pyrolytic carbon production facility in Minneapolis, Minnesota. In May 2002, the Company received notice of approval of its carbon plant from the U.S. Food and Drug Administration. At the end of June 2002, ATS and Carbomedics agreed to delay the timing of the technology fee payments due under the carbon agreement. The $5 million payment that was due in December 2002 will now be paid in two equal installments in June and December of 2003. An aggregate of $23 million of technology transfer fees will be due in subsequent years under the carbon agreement, and will be paid in semi-annual installments beginning in June 2005 in amounts equal to a percentage of the cost of goods sold in the previous six months, subject to certain cumulative minimum amounts being paid by the end of 2006, 2007, 2008 and 2009. These adjustments to the timing of payments due under our supply and carbon agreements with Carbomedics deferred cash expenditures of approximately $8 million dollars in 2002.

We have two operating leases for our facilities with minimum lease commitments of $417,413 in 2003 and $111,567 in 2004 through 2008. One of our leases expires on December 31, 2003 and we are currently evaluating our property needs.

Based upon the current forecast of sales and our reduced operating expenses, along with the adjustments to the timing of our payments to Carbomedics, we anticipate having cash to fund our operations through 2005. However, as identified under the heading of "Cautionary Statements Pursuant to the Private Litigation and Securities Reform Act of 1995" below, any adverse change that affects our revenue, access to the capital markets or future demand for our products will affect our long term viability. Maintaining adequate levels of working capital depends in part upon the success of our products in the marketplace, the relative profitability of those products and our ability to control operating and capital expenses. Funding of our operations in future periods may require additional investments in ATS in the form of equity or debt. There can be no assurance that we will achieve desired levels of sales or profitability, or that future capital infusions will be available.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair market value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk our portfolio of cash equivalents and short-term investments may be invested in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

In the United States and France, we sell our products directly to hospitals. Revenue is recognized upon shipment of products to customers. In international markets outside of France, we sell our products to independent distributors who, in turn, sell to medical hospitals. Loss, termination or ineffectiveness of distributors to effectively promote our product would have a material adverse effect on our financial condition and results of operations.

Transactions with U.S. and non-U.S. customers and distributors, other than in France, are entered into in U.S. dollars, precluding the need for foreign currency hedges on such sales. Sales through our French subsidiary, which was established in 2002 to replace a distributor, will be in euros, so we will be subject to profitability risk arising from exchange rate movements. We have not used foreign exchange contracts or similar devices to reduce this risk. We will evaluate the need to use foreign exchange contracts or similar devices, if sales in France increase substantially.

CAUTIONARY STATEMENTS PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their business, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. ATS desires to take advantage of the safe harbor provisions with respect to any forward-looking statements it may make in this filing, other filings with the Securities and Exchange Commission and any public oral statements or written releases. The words or phrases "will likely," "is expected," "will continue," "is anticipated," "estimate," "projected," "forecast," or similar expressions are intended to identify forward-looking statements within the meaning of the Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. ATS cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

In accordance with the Act, the Company identifies the following important general factors which, if altered from the current status, could cause the Company's actual results to differ from those described in any forward-looking statements: the continued acceptance of the Company's mechanical heart valve in international markets, the rate of increase of acceptance of the Company's valve in the United States, the continued listing of our stock on The Nasdaq Stock Market, our ability to successfully implement our sales strategy in the United States, the continued clinical performance of the Company's mechanical heart valve, the actions of the Company's competitors including pricing changes and new product introductions, the continued performance of the Company's independent distributors in selling the valve, the actions of the Company's supplier of pyrolytic carbon components for the valve and difficulties we may encounter in operating our own pyrolytic carbon manufacturing capability as well as the matters discussed on our "Cautionary Statements" filed as Exhibit 99.1 to our form 10-K for the year ended December 31, 2002. This list is not exhaustive and the Company may supplement this list in any future filing or in connection with the making of any specific forward-looking statement.

COMMON STOCK INFORMATION

The Company's common stock (the "Common Stock") is traded on the Nasdaq National Market under the symbol "ATSI." The following table sets forth the high and low sale prices since January 1, 2001. Prices represent transactions between dealers and do not reflect retail markups, markdowns, or commissions.

   2002            High           Low           2001            High          Low
------------   ------------   ------------   ------------   ------------   ------------
First Qtr      $       5.50   $       1.75      First Qtr   $      13.63   $       7.00
Second Qtr             2.06           0.47     Second Qtr          13.01           7.00
Third Qtr              0.64           0.31      Third Qtr          11.48           3.25
Fourth Qtr             0.85           0.36     Fourth Qtr           5.78           2.98


As of December 31, 2002 there were 446 record holders of the Common Stock. The Company has not paid cash dividends and has no present intentions of paying cash dividends on its Common Stock.

MARKET MAKERS

During 2002, the following securities firms were the most significant market makers of the Company's common stock:


   Knight Securities L.P.
   Piper Jaffray Companies Inc.
   Pacific Growth Equities, LLC
   Cincinnati Stock Exchange
   Schwab Capital Markets
   A.G. Edwards & Sons, Inc.
   Dougherty & Company LLC

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
ATS Medical, Inc.

We have audited the accompanying consolidated statements of financial position of ATS Medical, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATS Medical, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                                     /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 31, 2003

                                ATS Medical, Inc.

                  Consolidated Statements of Financial Position

                                                                             DECEMBER 31
                                                                        2002             2001
                                                                   --------------    --------------
ASSETS
Current assets:
   Cash and cash equivalents                                       $    7,472,219    $    5,078,750
   Short-term investments                                               2,501,669         7,698,290
                                                                   --------------    --------------
                                                                        9,973,888        12,777,040
   Accounts receivable, less allowance of $420,000 in 2002 and
     $400,000 in 2001                                                   3,557,055         4,082,992
   Inventories                                                         15,876,324        17,348,901
   Prepaid expenses                                                       382,107           570,716
                                                                   --------------    --------------
Total current assets                                                   29,789,374        34,779,649

Leasehold improvements, furniture, and equipment, net                   6,025,962         6,753,483

Inventories                                                            37,000,000        40,000,000

Technology license                                                     18,500,000        13,000,000

Other assets                                                              440,362           438,100
                                                                   --------------    --------------
Total assets                                                       $   91,755,698    $   94,971,232
                                                                   ==============    ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                $      510,135    $    1,345,780
   Due to related party                                                   192,904           192,904
   Accrued reorganization charges                                         492,572                --
   Accrued payroll and expenses                                           321,521           476,884
   Accrued distributor liabilities                                      1,597,323           298,382
   Notes payable                                                        5,000,000                --
                                                                   --------------    --------------
Total current liabilities                                               8,114,455         2,313,950

Due to related party                                                      434,033           434,033
Long-term debt                                                          9,080,000                --

Shareholders' equity:
   Common Stock, $.01 par value:
     Authorized shares - 40,000,000
     Issued and outstanding shares - 22,305,920 in 2002 and
       22,203,940 in 2001                                                 223,059           222,039
   Additional paid-in capital                                         111,473,528       111,354,615
   Accumulated deficit                                                (37,565,671)      (19,353,405)
   Accumulated other comprehensive loss                                    (3,706)               --
                                                                   --------------    --------------
Total shareholders' equity                                             74,127,210        92,223,249
                                                                   --------------    --------------
Total liabilities and shareholders' equity                         $   91,755,698    $   94,971,232
                                                                   ==============    ==============

See accompanying notes.

                                ATS Medical, Inc.

                      Consolidated Statements of Operations

                                                                   YEAR ENDED DECEMBER 31
                                                          2002              2001              2000
                                                     --------------    --------------    --------------
Net sales                                            $   13,301,274    $   15,079,794    $   14,584,568
Cost of goods sold                                       12,306,736        10,309,814         9,558,464
                                                     --------------    --------------    --------------
Gross profit                                                994,538         4,769,980         5,026,104

Expenses:
   Research, development, and engineering                 2,425,374         3,905,556         1,911,815
   Sales and marketing                                    3,312,157         4,904,205         1,028,333
   General and administrative                             3,113,551         3,843,853         3,030,731
   Impairment of technology license                       8,100,000                --                --
   Reorganization expenses                                1,129,867                --                --
   Distributor termination expenses                         821,498                --                --
                                                     --------------    --------------    --------------
Total expenses                                           18,902,447        12,653,614         5,990,879
                                                     --------------    --------------    --------------
Operating loss                                          (17,907,909)       (7,883,634)         (944,775)

Interest (expense) income                                  (304,357)        1,040,068         1,523,793
                                                     --------------    --------------    --------------

(Loss) income before income taxes                       (18,212,266)       (6,843,566)          579,018
   Income tax expense                                            --                --            74,457
                                                     --------------    --------------    --------------
Net (loss) income                                    $  (18,212,266)   $   (6,843,566)   $      504,561
                                                     ==============    ==============    ==============

Net (loss) income per share:
   Basic                                             $         (.82)   $         (.31)   $          .03
   Diluted                                           $         (.82)   $         (.31)   $          .02

Weighted average number of shares outstanding:
   Basic                                                 22,258,806        22,158,513        20,031,611
   Diluted                                               22,258,806        22,158,513        20,868,188

See accompanying notes.

                                ATS Medical, Inc.

            Consolidated Statement of Changes in Shareholders' Equity


                                                                                      ACCUMULATED
                                                COMMON STOCK            ADDITIONAL       OTHER
                                         ----------------------------     PAID-IN     COMPREHENSIVE    ACCUMULATED
                                            SHARES          AMOUNT        CAPITAL      INCOME (LOSS)     DEFICIT          TOTAL
                                         ------------    ------------   ------------  -------------    ------------    ------------
Balance at December 31, 1999               17,909,010    $    179,090   $ 71,633,414   $     43,494    $(13,014,400)   $ 58,841,598
Common Stock issued under the
   Employee Stock
   Purchase Plan                               13,318             133        118,379             --              --         118,512
Stock options exercised                       347,900           3,479      1,351,024             --              --       1,354,503
Sale of Common Stock                        3,827,273          38,273     37,711,152             --              --      37,749,425

Change in foreign currency translation             --              --             --        (43,494)             --         (43,494)
Net income for the year                            --              --             --             --         504,561         504,561
                                                                                                                       ------------
Comprehensive income                                                                                                        461,067
                                         ------------    ------------   ------------  -------------    ------------    ------------
Balance at December 31, 2000               22,097,501         220,975    110,813,969             --     (12,509,839)     98,525,105
Common Stock issued under the
 Employee Stock Purchase Plan                  39,885             399        210,663             --              --         211,062

Stock options exercised                        66,554             665        329,983             --              --         330,648
Net loss and comprehensive loss
 for the year                                      --              --             --             --      (6,843,566)     (6,843,566)
                                         ------------    ------------   ------------  -------------    ------------    ------------
Balance at December 31, 2001               22,203,940         222,039    111,354,615             --     (19,353,405)     92,223,249
Common Stock issued under the
   Employee Stock Purchase Plan               101,980           1,020        118,913             --              --         119,933
Change in foreign currency translation             --              --             --         (3,706)             --          (3,706)
Net loss for the year                              --              --             --             --     (18,212,266)    (18,212,266)
                                                                                                                       ------------
Comprehensive loss                                                                                                      (18,215,972)
                                         ------------    ------------   ------------  -------------    ------------    ------------
Balance at December 31, 2002               22,305,920    $    223,059   $111,473,528   $     (3,706)   $(37,565,671)   $ 74,127,210
                                         ------------    ------------   ------------  -------------    ------------    ------------

See accompanying notes.

                                ATS Medical, Inc.

                      Consolidated Statements of Cash Flows

                                                                           YEAR ENDED DECEMBER 31
                                                                  2002               2001              2000
                                                             --------------    --------------    --------------
OPERATING ACTIVITIES
Net (loss) income                                            $  (18,212,266)   $   (6,843,566)   $      504,561
Adjustments to reconcile net (loss) income to net cash
   used in operating activities:
     Depreciation                                                   713,447           687,654           272,885
     Loss on disposal of equipment                                   34,998            13,820             5,387
     Imputed interest on long-term debt                             480,000                --                --
     Impairment of technology license                             8,100,000                --                --
     Changes in operating assets and liabilities:
       Accounts receivable                                          525,937         2,498,323          (421,691)
       Prepaid expenses                                             188,609            44,964          (187,846)
       Other assets                                                  (2,262)          (14,238)          (20,670)
       Inventories                                                4,472,577        (5,860,773)      (12,853,539)
       Accounts payable and accrued expenses                        800,505        (1,080,688)        1,553,584
                                                             --------------    --------------    --------------
Net cash used in operating activities                            (2,898,455)      (10,554,504)      (11,147,329)

INVESTING ACTIVITIES
Purchases of short-term investments                              (5,663,312)      (19,289,620)      (24,908,245)
Maturities of short-term investments                             10,859,933        27,864,600        14,294,337
Payments for technology license                                          --        (5,000,000)       (3,000,000)
Purchases of leasehold improvements, furniture, and
   equipment                                                       (185,713)       (3,287,631)       (3,644,155)
Proceeds on disposal of equipment                                   164,789                --                --
                                                             --------------    --------------    --------------
Net cash provided by (used in) investing activities               5,175,697           287,349       (17,258,063)

FINANCING ACTIVITIES
Net proceeds from issuance of Common Stock                          119,933           541,710        39,222,440
                                                             --------------    --------------    --------------
Net cash provided by financing activities                           119,933           541,710        39,222,440

Effect of exchange rate changes                                      (3,706)               --           (43,494)
                                                             --------------    --------------    --------------
Increase (decrease) in cash and cash equivalents                  2,393,469        (9,725,445)       10,773,554
Cash and cash equivalents at beginning of year                    5,078,750        14,804,195         4,030,641
                                                             --------------    --------------    --------------
Cash and cash equivalents at end of year                     $    7,472,219    $    5,078,750    $   14,804,195
                                                             --------------    --------------    --------------

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

ATS Medical, Inc. (the Company) manufactures and sells a bileaflet mechanical heart valve. The Company received U.S. Food and Drug Administration approval to market the valve in the United States in October 2000, and the Company is now permitted to sell valves throughout the world.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and both of its wholly owned subsidiaries, ATS Medical Sales, Inc. and ATS Medical France SARL, after elimination of intercompany accounts and transactions.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates market value.

SHORT-TERM INVESTMENTS

Short-term investments are comprised of debt securities and are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a component of comprehensive income (loss) in shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other income.

INVENTORIES

Inventories are carried at the lower of cost (first-in, first-out basis) or market. The majority of the inventories consist of purchased components. The Company has recorded a valuation reserve against inventories of $200,000 as of December 31, 2002 and 2001. The Company has written down a portion of its inventories to provide for the lower of cost or market value expected in less developed countries. The write-down was $2.4 million and $1.0 million in 2002 and 2001, respectively.

At December 31, 2002 and 2001, the Company's inventory is in excess of its current requirements based on the recent level of sales. Management believes that excess quantities will be utilized over several years now that the U.S. Food and Drug Administration has approved its valve for sale in the United States. As such, the Company has classified $37,000,000 and $40,000,000 of inventories as noncurrent assets at December 31, 2002 and 2001, respectively.

OTHER ASSETS

Prior to obtaining directors' and officers' liability insurance, the Company had placed monies into a self-insurance trust to provide coverage for potential issues. At December 31, 2002 and 2001, the deposits within the trust amounted to $440,362 and $438,100, respectively.

LEASEHOLD IMPROVEMENTS, FURNITURE, AND EQUIPMENT

Leasehold improvements, furniture, and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

   Furniture and fixtures                                     7 years
   Equipment                                                  5 to 7 years
   Computers                                                  2 years

Leasehold improvements are amortized over the related lease term or estimated useful life, whichever is shorter.

TECHNOLOGY LICENSE

The Company has a commitment to purchase an exclusive, worldwide right and license to use Sulzer Carbomedics, Inc. (Carbomedics) pyrolytic carbon technology (see Note 9 - Commitments). As specific milestones are met that obligate the Company to make payments under the commitment, the payment amount will be capitalized as part of the technology license. The technology license will be tested annually for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets.

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

REVENUE RECOGNITION

The Company recognizes revenue at the time of shipment and invoicing of the product for all sales to distributors, except for sales to its Italian distributor. Sales to the Italian distributor are recognized on a cash basis. Valves are also consigned to hospitals and the revenue recognized once the valve is implanted.

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

STOCK-BASED COMPENSATION

The Company has a stock-based employee compensation plan, which is described more fully in Note 6. This plan is accounted for under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB No. 25, when the exercise price of stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized, and reflected in the net (loss) income.

The following table illustrates the effect on net income (loss) and net income
(loss) per share if we had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

                                                                    YEAR ENDED DECEMBER 31
                                                            2002              2001             2000
                                                       --------------    --------------    --------------
   Net (loss) income as reported                       $  (18,212,266)   $   (6,843,566)   $      504,561
   Deduct total stock-based employee compensation
     expense determined under fair value-based
     method for all awards                                 (1,148,842)       (1,909,380)       (2,482,337)
                                                       --------------    --------------    --------------
   Pro forma net loss                                  $  (19,361,108)   $   (8,752,946)   $   (1,977,776)
                                                       ==============    ==============    ==============

   Net (loss) income per share:
     Basic - as reported                               $         (.82)   $         (.31)   $          .03
     Basic - pro forma                                 $         (.87)   $         (.39)   $         (.10)

     Diluted - as reported                             $         (.82)   $         (.31)   $          .02
     Diluted - pro forma                               $         (.87)   $         (.39)   $         (.10)

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001, and 2000: risk-free interest rate of 3.65%, 5.18%, and 5.53%, respectively; dividend yield of 0%; volatility factor of the expected market price of the Company's Common Stock of .95, .77, and .67; and a weighted average expected life of the option of seven years.

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

2. SHORT-TERM INVESTMENTS

As of December 31, 2002 and 2001, the cost of short-term investments held by the Company, which have maturity dates of one year or less, approximated their fair market value of $2,501,669 and $7,698,290, respectively. As a result, no unrealized gains or losses were recognized at December 31, 2002 and 2001.

3. LEASEHOLD IMPROVEMENTS, FURNITURE, AND EQUIPMENT, NET

Leasehold improvements, furniture, and equipment consists of the following:

                                                DECEMBER 31
                                           2002             2001
                                       -------------   -------------
   Furniture and fixtures              $     361,260   $     356,155
   Equipment                               2,339,730       2,287,512
   Leasehold improvements                  3,227,132       3,227,787
   Construction in progress                3,309,255       3,428,121
                                       -------------   -------------
                                           9,237,377       9,299,575
   Less accumulated depreciation           3,211,415       2,546,092
                                       -------------   -------------
                                       $   6,025,962   $   6,753,483
                                       =============   =============

4. IMPAIRMENT OF TECHNOLOGY LICENSE

At the end of the first quarter of 2002, the Company evaluated the carrying value of its technology license asset in accordance with the provisions of FASB No. 142, which were effective for the Company as of January 1, 2002. Utilizing a discounted cash flow model, that analysis indicated the asset's carrying value was recoverable and the Company recognized no impairment as a result of the adoption of FASB No. 142. In the second quarter of 2002, the Company experienced decreased sales volumes, decreased average selling prices and initiated certain restructuring activities pertaining to its executive team and the manner in which it sells its product from a direct sales force to a hybrid sales force of a few direct salespeople and several independent manufacturers representatives. In response to these conditions, the Company modified its pricing strategy and sales volume estimates in conjunction with the reorganization plan implemented and the increased competitive pressures in the European market. As a result of these conditions and changes, the Company reviewed its future cash flow analysis and changed its expectations of the sales volumes estimates and its selling prices of the heart valve in the cash flow model to evaluate the recoverability of its technology license. When compared to the revised fair value as calculated by discounting the changed future cash flows at June 30, 2002, the Company determined a non-cash charge representing an impairment of this asset needed to be recognized in the amount of $8.1 million in the second quarter. This charge also reflects in part the effect of the amended milestone payments in the early years of the technology transfer agreement relative to the benefits of lower cost carbon not being realized until future years after the depletion of inventories currently on hand.

5. EMPLOYEE STOCK PURCHASE PLAN

In May 1998, the Company implemented the 1998 ATS Medical, Inc. 423 Employee Stock Purchase Plan. Under the terms of the plan, employees are eligible to purchase Common Stock of the Company on a quarterly basis. Employees can purchase Common Stock at 85% of the lesser of the market price of the Common Stock on the first day of the quarter or the last day of the quarter. During 2002, 2001 and 2000, shares of Common Stock totaling 101,980, 39,885 and 13,318 were purchased under the plan at prices ranging from $0.46 to $2.21, $3.24 to $10.84 and $7.65 to $11.48 per share, respectively.

6. COMMON STOCK AND STOCK OPTIONS

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

The following table summarizes the options to purchase shares of the Company's Common Stock under the Plans:

                                                               STOCK OPTIONS
                                                               OUTSTANDING UNDER
                                             SHARES            THE PLANS                              WEIGHTED AVERAGE
                                             RESERVED          -----------------------------------    EXERCISE PRICE
                                             FOR GRANT         ISO                  NON-ISO           PER SHARE
                                             --------------    -----------------    --------------    ----------------

   Balance at December 31, 1999                     566,679           791,132           604,954       $      5.90
     Increase in shares reserved for              1,000,000                --                --                --
       grant
     Options granted                               (886,000)          411,853           474,147              9.99
     Options exercised                                   --          (168,650)         (179,250)             3.89
     Options canceled                                17,875           (17,875)               --              7.06
     Options expired                                 (1,054)               --                --                --
                                             --------------    --------------       -----------
   Balance at December 31, 2000                     697,500         1,016,460           899,851              8.15
     Options granted                               (496,857)          322,415           174,442              8.42
     Options exercised                                   --           (40,115)           (1,439)             5.78
     Options canceled                                85,399          (108,874)          (25,325)             9.54
     ISO shares made non-qualified
       in 2001                                           --           (81,050)           81,050                --
                                             --------------    --------------       -----------
   Balance at December 31, 2001                     286,042         1,108,836         1,128,579              8.17
     Options granted                               (595,000)          195,000           400,000              0.44
     Options canceled                               328,221          (545,709)         (430,912)             8.30
                                             --------------    --------------       -----------
   Balance at December 31, 2002                      19,263           758,127         1,097,667              5.62
                                             ==============    ==============       ===========


                                    OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                         ------------------------------------------   ---------------------------
                                        WEIGHTED
                                        AVERAGE        WEIGHTED                      WEIGHTED
                                        REMAINING      AVERAGE                       AVERAGE
RANGE OF                 NUMBER         CONTRACTUAL    EXERCISE       NUMBER         EXERCISE
EXERCISE PRICES          OUTSTANDING    LIFE           PRICE          EXERCISABLE    PRICE
--------------------     ------------   ------------   ------------   ------------   ------------
 $  0.35  -  $  0.52        810,000     9.81 years     $     0.44             --     $     --
    2.37  -     8.50        802,044     5.62 years           6.76        546,895         6.21
    9.00  -    16.19        468,750     6.96 years          10.16        310,250        10.07
                         ----------                                   ----------
    0.35  -    16.19      2,080,794     7.55 years           5.07        857,145         7.61
                         ==========                                   ==========

The weighted average fair value of options granted during the years ended December 31, 2002, 2001, and 2000 was $0.37, $6.15, and $6.94, respectively.

In 2001, non-Plan options to purchase 25,000 shares, exercisable at $3.63 per share, were exercised.

At December 31, 2002, 2001, and 2000, Plan and non-Plan options for 857,145, 1,216,082, and 1,002,011 shares of Common Stock, respectively, were exercisable at a weighted average price of $7.61, $7.49, and $7.04 per share, respectively. Options can be exercised by tendering shares previously acquired.

In December 2002, the Company granted 225,000 non-Plan options exercisable at an average exercise price of $0.52. These options vest ratably over three or four year periods. Of the total non-Plan options granted, 50,000 options were granted to a outside consultant, for which the Company will recognize compensation expense over the three-year vesting period.

The Company has 1,850,057 shares of Common Stock reserved for issuance.

7. LEASES

The Company has operating leases for its facilities in Plymouth, Minnesota. These leases expire at various dates through July 31, 2008. Future minimum lease payments under these agreements are as follows:

2003                                $  417,413
2004                                   111,567
2005                                   111,567
2006                                   115,877
2007                                   121,912
2008                                    71,115
                                    ----------
                                       949,451
Less sublease rental income             60,439
                                    ----------
                                    $  889,012
                                    ==========

The rent expense was $410,487, $395,425, and $254,523 for 2002, 2001, and 2000,
respectively.

8. INCOME TAXES

At December 31, 2002, the Company had net operating loss carryforwards of approximately $28.5 million and credits for increasing research and development costs of approximately $633,000, which are available to offset future taxable income or reduce taxes payable through 2020. These carryforwards and credits will begin expiring in 2007 and 2003, respectively. The Company paid income taxes of $74,457 in 2000.

Included as part of the Company's net operating loss carryforwards are approximately $2.2 million in tax deductions that resulted from the exercise of stock options. When these loss carryforwards are realized, the corresponding change in valuation allowance will be recorded as additional paid-in capital.

Components of deferred tax assets and liabilities are as follows:

                                                                     DECEMBER 31
                                                                2002              2001
                                                           --------------    --------------
   Deferred tax assets (liabilities):
     Net operating loss carryforwards                      $   10,661,000    $    7,614,000
     Research and development credits                             633,000           616,000
     AMT credit                                                        --           150,000
     Inventory reserves                                         1,158,000           118,000
     Depreciation                                                 302,000           224,000
     Technology license amortization                           (1,016,000)         (518,000)
     Compensation reserves                                        277,000           302,000
     Other                                                        470,000           144,000
                                                           --------------    --------------
   Net deferred tax assets before valuation allowance          12,485,000         8,650,000
   Less valuation allowance                                   (12,485,000)       (8,650,000)
                                                           --------------    --------------
   Net deferred tax assets                                 $           --    $           --
                                                           ==============    ==============

The Company's ability to utilize its net operating loss carryforwards to offset future taxable income is subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company.

Income tax expense consists of the following:

                                                   2002       2001       2000
                                                 --------   --------   --------
   Current:
     Federal                                     $     --   $     --   $ 64,000
     State                                             --         --     10,457
                                                 --------   --------   --------
                                                 $     --   $     --   $ 74,457
                                                 ========   ========   ========

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                                                               2002         2001         2000
                                                                             --------     --------     --------
   Tax at statutory rate                                                         34.0%        34.0%        34.0%
   State income taxes                                                             4.0          4.0          6.0
   Impact of net operating loss carryforwards                                   (38.0)       (38.0)       (27.1)
                                                                             --------     --------     --------
                                                                                   --%          --%        12.9%
                                                                             ========     ========     ========

9. COMMITMENTS

In 1990, the Company entered into various agreements with Carbomedics giving the Company the exclusive worldwide license to sell a bileaflet mechanical heart valve under patents held by Carbomedics. As part of the agreements, the Company entered into a 15-year supply contract that was amended several times.

In December 1999, the Company and Carbomedics entered into an agreement, which entitles the Company to an exclusive, worldwide right and license to use Carbomedics' pyrolytic carbon technology to manufacture components for the Company's mechanical heart value. This agreement further provides that Carbomedics will assist the Company in various aspects to enable the Company's completion of a manufacturing facility in Minneapolis, Minnesota to produce its own pyrolytic carbon components. The purchase price for the technology license totals $41 million payable in eight installments contingent upon the attainment of specified milestones. As of December 31, 2002, $13 million has been paid.

In June 2002, the Company amended the supply and technology transfer agreements it has with Carbomedics. The amendment to the supply agreement suspends component set purchases until January 2007. This postpones component purchases totaling approximately $18 million for the years ended December 31, 2003 to 2006. In January of 2007, the purchase obligations for 2003 would resume, with the obligations for 2004 through 2006 to follow in each subsequent year. In addition, the technology transfer fee of $5,000,000 that was due at the end of 2002 will be paid in two equal installments in June and December of 2003. The Company will pay interest at the rate of 7% on the installments now payable in 2003 from the original due date until the payment date.

Furthermore, the technology payments due in 2003, 2004, 2005 and 2006 totaling $23 million begin to be paid based on a percentage of cost of goods sold starting in January of 2005 with the first payment in June 2005 and subsequent payments every six months based on a percent of costs of goods sold during the previous six months. The Company has recorded a $2.4 million discount on the non-interest bearing debt owed to Carbomedics for milestones achieved to date. The discount is to be amortized as interest expense over the estimated term of the debt. As part of this agreement, the Company has provided Carbomedics a security interest in its inventories covering all of its material obligations under its agreements with Carbomedics.

Payments to Carbomedics were $6,052,901, $14,049,719, and $17,927,911 in 2002,
2001, and 2000, respectively. The amounts payable to Carbomedics, net of discount, were $14,080,000 and $870,847 at December 31, 2002 and 2001, respectively.

10. BENEFIT PLAN

The Company has a defined contribution salary deferral plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 12% of their annual compensation, with the Company contributing an amount equal to 25% of each employee's contribution. The Company recognized expense for contributions to the plan of $61,397, $76,167, and $59,623 during 2002, 2001, and 2000, respectively.

11. SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK

The Company operates in one segment, the sale of a bileaflet mechanical heart valve. As a result, the information disclosed herein materially represents all of the financial information related to the Company's principal operating segment. The Company derived the following percentages of its net sales from the following geographic regions:

                                                 2002    2001    2000
                                                 ----    ----    ----
   Europe                                          26%     36%     46%
   Asia Pacific                                    42      34      34
   North America                                   19      19       4
   Emerging Markets                                13      11      16

Shown below are the percentage of sales of specific customers which exceeded 10% for the years shown:

                                                    2002      2001      2000
                                                   ------    ------    ------
   Customer A                                        31.3%     23.6%     19.2%
   Customer B                                          --      10.3      12.9
   Customer C                                          --        --      11.9

The Company had balances owing by three customers, which represented 44% and 45% of its outstanding accounts receivable balances, respectively, at December 31, 2002 and 2001.

12. NET (LOSS) INCOME PER SHARE - WEIGHTED AVERAGE SHARE CALCULATION

The following table sets forth the reconciliation of the denominator for the calculation of basic and diluted net (loss) income per share:

                                                                 2002           2001          2000
                                                             ------------   ------------   ------------
   Denominator for basic net (loss) income per
     share - weighted average shares                           22,258,806     22,158,513     20,031,611
   Effect of dilutive securities:
     Stock options                                                     --             --        836,577
                                                             ------------   ------------   ------------
   Denominator for diluted net (loss) income per share
     - adjusted weighted average shares
                                                               22,258,806     22,158,513     20,868,188
                                                             ============   ============   ============

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for 2002 and 2001 was as follows:

                                   QUARTER
                                   FIRST             SECOND            THIRD             FOURTH
                                   --------------    --------------    --------------    --------------
YEAR ENDED DECEMBER 31, 2002
Net sales                          $    3,902,263    $    2,475,241    $    3,184,351    $    3,739,419
Gross profit                            1,211,352           151,230         1,004,931        (1,372,975)
Net loss                               (1,483,371)      (11,367,713)         (589,206)       (4,771,976)

Earnings per share:
  Basic                            $         (.07)   $         (.51)   $         (.03)   $         (.21)
  Diluted                          $         (.07)   $         (.51)   $         (.03)   $         (.21)

YEAR ENDED DECEMBER 31, 2001
Net sales                          $    4,253,573    $    4,415,222    $    3,744,095    $    2,666,904
Gross profit                            1,645,413         1,543,034           491,124         1,090,409
Net loss                                 (575,317)       (1,347,763)       (2,374,310)       (2,546,176)

Earnings per share:
  Basic                            $         (.03)   $         (.06)   $         (.11)   $         (.11)
  Diluted                          $         (.03)   $         (.06)   $         (.11)   $         (.11)

14. ACCRUED DISTRIBUTOR LIABILITIES

The Company has recognized $821,498 of expense in the year ended December 31, 2002,related to the termination of their French and Belgium distributor. The Company will be buying back inventory from this distributor, in accordance with the terms of the distributor agreements. The Company will pay approximately $1.1 million for all costs associated with this termination in fiscal 2003. The charge represents the margin on valves that are expected to be returned to the Company and the estimated costs associated with restocking such inventories for resale.

15. REORGANIZATION EXPENSES

In June 2002, the Board of Directors decided to implement new cost containment measures and to seek a new management team to lead the business. As part of these cost reduction measures, approximately one half of the workforce, including all of the executive officers of the Company, have been released from employment. The Company had 46 employees at December 31, 2002 compared to 89 employees at December 31, 2001. The Company has recorded $1,129,867 in reorganization expenses. The reorganization expenses consist of approximately $985,367 of severance pay and benefits, and $144,500 of rent that was expensed for the vacated portion of the Company's leased facility. Of the total reorganization expenses, $492,572 has not been paid as of December 31, 2002.

16. RELATED-PARTY TRANSACTION

For the years ended December 31, 2002 and 2001, the Company had consulting agreements with a director of the Company, which provided for an annual compensation in each of the three following years. The 2001 agreement was extended one additional year in fiscal 2002. An expense has been recognized as a result of these agreements in the amount of $192,904 and $626,937 for the years ended December 31, 2002 and 2001, respectively. An expense for a portion of the compensation was recognized at the time the agreement was signed, as the Company has deferred only the fair value of expected services to be received under the agreements.